UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Subject Company)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Person Filing Statement)

Common Stock, Par Value €0.01 Per Share

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

Kirsten B. David

Executive Vice President and

Chief Legal Officer

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, Texas 77380

(832) 513-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Mark Gordon

Jenna E. Levine

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Chicago Bridge & Iron Company N.V., a public limited liability company organized under the laws of The Netherlands with the trade register in The Netherlands under file number 59564903 (“CB&I”). CB&I’s principal executive offices are located at Prinses Beatrixlaan 35, 2595 AK, The Hague, The Netherlands and its telephone number at that location is 011-31-70-373-2010. The CB&I group’s administrative headquarters are located at One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380, USA and its telephone number at that location is (832) 513-1000.

(b)	Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value €0.01 per share, of CB&I (the “CB&I Common Stock”). As of the close of business on March 27, 2018, there were 250,000,000 shares of CB&I Common Stock authorized, of which 102,544,213 shares of CB&I Common Stock (not including treasury shares) were outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The name, address and telephone number of CB&I, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Exchange Offer

Exchange Offer

This Schedule 14D-9 relates to the exchange offer by McDermott Technology, B.V. (“McDermott Bidco”), a private limited liability company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“McDermott”), to exchange (the “Exchange Offer”) shares of McDermott common stock, par value $1.00 per share (“McDermott Common Stock”), for any and all issued and outstanding shares of CB&I Common Stock, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus (as defined herein) and in the related Letter of Transmittal (as defined herein).

In connection with the Exchange Offer, McDermott filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on January 24, 2018 (as it may be amended or supplemented from time to time, the “Registration Statement”) to, among other things, register the shares of McDermott Common Stock offered in exchange for shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer. The Exchange Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on March 27, 2018 by McDermott and McDermott Bidco (as it may be amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Exchange Offer are set forth in the Exchange Offer Prospectus, which is part of the Registration Statement and filed as Exhibit (a)(1)(A) hereto (as it may be amended or supplemented from time to time, the “Exchange Offer Prospectus”), and in the related Letter of Transmittal, which is filed as Exhibit (a)(1)(B) hereto (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), each of which is incorporated herein by reference.

The Exchange Offer is being made pursuant to a Business Combination Agreement, dated December 18, 2017, by and among McDermott Bidco, CB&I, McDermott and the other parties thereto (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), which sets forth the rights and obligations of the parties with respect to the Exchange Offer and McDermott’s intention to acquire all of the outstanding shares of CB&I Common Stock. As of the date of this Schedule 14D-9, McDermott owns none of the issued and outstanding shares of CB&I Common Stock.

McDermott Bidco is offering to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if a 3-to-1 reverse stock split of McDermott Common Stock (the “McDermott Reverse Stock Split”) has occurred prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer (the “Exchange Offer Effective Time”), 0.82407 shares of McDermott Common Stock (as applicable, the “Exchange Offer Ratio”), together with cash in lieu of fractional shares, subject to the terms and conditions described in the Exchange Offer Prospectus. The Exchange Offer Ratio will not be adjusted to reflect changes in the trading prices of McDermott Common Stock or CB&I Common Stock prior to the date of the completion of the Exchange Offer. CB&I shareholders may call (877) 825-8971 for information regarding the Exchange Offer Ratio. In this Schedule 14D-9, we refer to the shares of McDermott Common Stock to be exchanged for shares of CB&I Common Stock as the “Exchange Offer Consideration.”

No fractional shares of McDermott Common Stock will be delivered in connection with the Exchange Offer. Instead, each CB&I shareholder who participates in the Exchange Offer that would otherwise be entitled to a fraction of a share of McDermott Common Stock will receive cash in an amount equal to the product of the fractional share of McDermott Common Stock such shareholder otherwise would be entitled to receive and the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date (as defined herein).

The Exchange Offer commenced at 9:00 a.m., Eastern time, on March 27, 2018 and will, unless extended, expire at 12:01 a.m., Eastern time, on May 10, 2018 (such time or such later time to which the Exchange Offer has been extended, the “Exchange Offer Expiration Time”). Shares of CB&I Common Stock tendered into the Exchange Offer may be withdrawn at any time prior to the Exchange Offer Expiration Time.

Promptly following the Exchange Offer Expiration Time (but in any event within one hour, if the Exchange Offer Expiration Time occurs between 9:00 a.m. to 4:00 p.m., Eastern time, on any business day), McDermott Bidco will accept for exchange and promptly (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter) deliver the Exchange Offer Consideration (by delivery by McDermott Bidco of shares of McDermott Common Stock to the exchange agent appointed by McDermott Bidco for the Exchange Offer) for all shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer as of the Exchange Offer Effective Time (as defined herein).

The obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer is subject only to the satisfaction (or waiver) of the following conditions:

•	the absence of any judgment, injunction, order or decree of any court of competent jurisdiction or a governmental entity in the United States, the Republic of Panama, Russia or the Netherlands prohibiting or enjoining the consummation of the Exchange Offer or any of the Core Transactions (as defined herein), and no law, statute, rule or regulation having been enacted by any governmental entity or in effect in any of those jurisdictions that prohibits or makes unlawful the consummation of the Exchange Offer or any of the Core Transactions;

•	the effectiveness of the Registration Statement, and the absence of any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order relating to such effectiveness;

•	the CB&I Shareholder Approval, and the McDermott Stockholder Approval (each, as defined herein) shall have been obtained;

•	the McDermott Articles Amendment (as defined herein) shall have become effective;

•	the approval for listing on the New York Stock Exchange (the “NYSE”) of the shares of McDermott Common Stock to be issued pursuant to the Combination, subject to official notice of issuance;

•	any waiting period applicable to the Combination under the Hart-Scott-Rodino Antitrust Improvements Act of 1796, as amended (the “HSR Act”) shall have expired or been earlier terminated and competition law merger control clearance in Russia shall have been obtained;

•	McDermott and CB&I shall each be reasonably satisfied that all of the conditions to funding the financing for the Combination or any applicable alternative financing arrangements shall have been satisfied or that the applicable financings shall have been funded;

•	performance in all material respects by each of the McDermott Parties (as defined herein), on the one hand, and the CB&I Parties (as defined herein), on the other hand, of its respective covenants and agreements required to be performed by it under the Business Combination Agreement at or prior to the Closing Date;

•	certain representations and warranties of the McDermott Parties, on the one hand, and the CB&I Parties, on the other hand, contained in the Business Combination Agreement being true and correct as of the date of the Business Combination Agreement and as of the Closing Date, subject to certain materiality thresholds; and

•	receipt by McDermott, on the one hand, and CB&I, on the other hand, of a certificate of the other party, executed on its behalf by an executive officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer in accordance with the terms of the Business Combination Agreement, then the McDermott entities that are parties to the Business Combination Agreement (the “McDermott Parties”) and the CB&I entities that are parties to the Business Combination Agreement (the “CB&I Parties”) will complete the following actions contemplated by the Business Combination Agreement with respect to the Core Transactions on the date of consummation of the Combination (the “Closing Date”), provided that the Liquidation Distribution (as defined herein) will occur on the Closing Date or as soon as practicable thereafter:

•	Certain subsidiaries of McDermott, namely McDermott Technology (2), B.V., Mcdermott Technology (3), B.V., McDermott Technology (Americas), LLC and McDermott Technology (US), LLC, will complete an acquisition transaction (the “CB&I Technology Acquisition”) no later than immediately prior to the Exchange Offer Effective Time, pursuant to which they will acquire for cash the equity of certain CB&I subsidiaries that own CB&I’s technology business, and the cash proceeds paid in the CB&I Technology Acquisition will be used to repay certain existing debt of CB&I;

•	McDermott Bidco will complete the Exchange Offer prior to the effective time of the Merger (the “Merger Effective Time”);

•	Promptly following the Exchange Offer Effective Time, CB&I, Comet I B.V., a company organized under the laws of the Netherlands and a direct wholly owned subsidiary of CB&I referred to as “CB&I Newco,” and Comet II B.V., a company organized under the laws of the Netherlands and a direct wholly owned subsidiary of CB&I Newco referred to as “CB&I Newco Sub,” will complete a merger transaction (the “Merger”), pursuant to which CB&I will merge with and into CB&I Newco Sub, with: (1) CB&I Newco Sub continuing as a wholly owned subsidiary of CB&I Newco; (2) all holders of shares of CB&I Common Stock becoming shareholders of CB&I Newco; and (3) McDermott Bidco becoming a shareholder of CB&I Newco, as a result of any shares it will have validly accepted for exchange in the Exchange Offer being exchanged for shares of CB&I Newco pursuant to the terms of the Merger;

•	McDermott Bidco and CB&I Newco will complete a share purchase and sale transaction (the “Share Sale”), as a result of which CB&I Newco Sub will become an indirect subsidiary of McDermott through the sale of all of the outstanding shares in the capital of CB&I Newco Sub to McDermott Bidco in exchange for an exchangeable note issued by McDermott Bidco (which will be mandatorily exchangeable for shares of McDermott Common Stock other than to the extent any portion of the Exchangeable Note is distributed to McDermott Bidco or any other controlled affiliate of McDermott) (the “Exchangeable Note”). We refer to the effective time of the Share Sale as the “Share Sale Effective Time”;

•	CB&I Newco will be dissolved and liquidated (the “Liquidation”), as a result of which former CB&I shareholders who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger, become CB&I Newco shareholders, will be entitled to receive, in respect of each former share of CB&I Common Stock, upon completion of the Liquidation, 2.47221 shares of McDermott Common Stock, or, if the McDermott Reverse Stock Split has occurred prior to the date on which the Exchange Offer Effective Time occurs, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares (the “Liquidation Distribution”). The consideration per share of CB&I Common Stock to be received pursuant to the Core Transactions is the same as the Exchange Offer Ratio, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation will be subject to Dutch dividend withholding taxes under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) to the extent the Liquidation Distribution (as defined herein) exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes of the shares of CB&I Common Stock (the “Dutch Dividend Withholding Tax”).

The “Core Transactions” consist of the CB&I Technology Acquisition, the Merger, the Share Sale and the Liquidation, but not the Exchange Offer. The “Combination” consists of the Exchange Offer and the Core Transactions. Each step of the Combination is intended to be completed substantially concurrently; provided that the Liquidation Distribution will occur on the Closing Date or as soon as practicable thereafter. McDermott will not accept shares of CB&I Common Stock in the Exchange Offer without seeking to complete the Core Transactions promptly thereafter and otherwise in accordance with the Business Combination Agreement.

Non-tendering CB&I shareholders who receive shares of McDermott Common Stock pursuant to the Liquidation Distribution rather than the Exchange Offer generally will be subject to the Dutch Dividend Withholding Tax.

McDermott Bidco may extend the Exchange Offer to such other date and time as may be agreed in writing by McDermott and CB&I, and McDermott Bidco will extend the Exchange Offer for any minimum period as may be required by the SEC (including, without limitation, for any five-day extension period or longer period required under Rule 14d-4 or Rule 14e-1 under the Exchange Act) or the NYSE. McDermott Bidco will also extend the Exchange Offer on one or more occasions if, at the then-scheduled Exchange Offer Expiration Time, any condition to the Exchange Offer has not been satisfied or waived. McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date (as defined herein).

A CB&I shareholder may properly withdraw shares of CB&I Common Stock tendered pursuant to the Exchange Offer at any time prior to the Exchange Offer Expiration Time. On and after the Closing Date, CB&I shareholders that have tendered their shares pursuant to the Exchange Offer will no longer be able to withdraw their shares and tenders of shares made pursuant to the Exchange Offer will be irrevocable; provided, that, if McDermott Bidco has not yet accepted shares of CB&I Common Stock tendered for exchange, any CB&I shareholder may withdraw its tendered shares after the 60th day following commencement of the Exchange Offer pursuant to Section 14(d)(5) of the Exchange Act. Withdrawals of tenders of shares of CB&I Common Stock may not be rescinded, and any shares of CB&I Common Stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, withdrawn shares of CB&I Common Stock may be retendered by following one of the procedures for tendering described in the Exchange Offer Prospectus and Letter of Transmittal.

If you hold your shares through the Chicago Bridge & Iron Savings Plan or Lutech Resources, Inc. 401(k) Savings Plan, you may withdraw or change your previously submitted instructions to the plan trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be provided in accordance with the special exchange instructions being sent to you by the plan trustee and must be received by 3:00 p.m. Eastern Time two business days prior to the date on which the Exchange Offer Expiration Time occurs.

Treatment of Equity Awards

CB&I Options

At the Merger Effective Time, all outstanding unexercised options to purchase shares of CB&I Common Stock (“CB&I Options”) will immediately vest and be converted into options to purchase shares of McDermott Common Stock with the duration and terms of such converted options to remain generally the same as the original CB&I Options. The number of shares of McDermott Common Stock subject to each converted option will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Option by the Exchange Offer Ratio, rounded down to the nearest whole share. The option exercise price per share of McDermott Common Stock will be equal to the option exercise price per share of CB&I Common Stock under the original CB&I Option divided by the Exchange Offer Ratio, rounded up to the nearest whole cent.

CB&I Performance Share Awards

At the Merger Effective Time, each outstanding award of performance shares relating to CB&I Common Stock (each, a “CB&I Performance Share Award”) will be canceled and converted into the right to receive cash, without interest and less applicable withholding taxes, in an amount equal to (1) the product of (a) the Exchange Offer Ratio, (b) the target number of shares of CB&I Common Stock subject to the CB&I Performance Share Award and (c) the closing price for a share of McDermott Common Stock on the business day immediately preceding the Closing Date plus (2) an amount equal to any dividend equivalents associated with the CB&I Performance Share Award at that time.

CB&I Restricted Stock Units and Other Stock-Based Awards

At the Merger Effective Time: (1) each outstanding restricted stock unit award granted by CB&I (“CB&I Restricted Stock Unit Awards”) that is held by a non-employee member of the supervisory board of CB&I (the “CB&I Supervisory Board”) (whether or not vested); (2) each vested CB&I Restricted Stock Unit Award held by a member of a specific group of executive officers of CB&I that has not been settled; (3) each CB&I Restricted Stock Unit Award that vests in accordance with its terms as a result of the Combination; and (4) each vested share of CB&I Common Stock deferred pursuant to any CB&I equity compensation plan, will, in each case, be converted into a right to receive (a) a number of shares of McDermott Common Stock equal to the product of (i) the number of shares of CB&I Common Stock subject to the original CB&I award and (ii) the Exchange Offer Ratio, rounded to the nearest whole number of shares, plus (b) cash in an amount equal to any dividend equivalents associated with the CB&I Restricted Stock Unit Award at that time, subject to applicable withholding taxes.

At the Merger Effective Time, each other outstanding CB&I Restricted Stock Unit Award will be converted into a right to receive an award of restricted stock units that will be settled in McDermott Common Stock with substantially the same terms as the original CB&I award, including the vesting schedule and any conditions and restrictions on receipt. The number of shares of McDermott Common Stock subject to the converted restricted stock unit award will be determined by multiplying the number of shares of CB&I Common Stock subject to the original CB&I Restricted Stock Unit Award by the Exchange Offer Ratio, rounded to the nearest whole number of shares. The transactions contemplated by the Business Combination Agreement will not be considered a change in control for purposes of any CB&I Restricted Stock Unit Awards granted on or after December 18, 2017.

Adjustments to Assumed Award Terms

Each converted equity award will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reclassification, recapitalization or other similar transaction of McDermott Common Stock subsequent to the Merger Effective Time.

Assumed CB&I Equity Compensation Plans

At the Merger Effective Time, McDermott will assume the CB&I equity compensation plans and thereafter be entitled to grant equity or equity-based incentive awards with respect to McDermott Common Stock using the share reserves of the CB&I equity compensation plans as of the Merger Effective Time (including any shares of McDermott Common Stock returned to such share reserves as a result of the termination or forfeiture of an assumed award granted), except that: (1) shares covered by such awards will be shares of McDermott Common Stock; (2) all references in such CB&I stock plan to a number of shares will be deemed amended to refer instead to that number of shares of McDermott Common Stock (rounded down to the nearest whole share) as adjusted pursuant to the application of the Exchange Offer Ratio; and (3) the board of directors of McDermott (the “McDermott Board”) or a committee thereof will succeed to the authority and responsibility of the CB&I Boards or any applicable committee thereof with respect to the administration of such CB&I equity compensation plans.

CB&I Stock Purchase Plans

CB&I’s Employee Stock Purchase Plan and Supervisory Board Stock Purchase Plan were suspended effective January 1, 2018, and such plans will be terminated effective as of, and contingent upon, the Merger Effective Time.

Miscellaneous

The Schedule TO states the address of McDermott’s principal executive offices is 4424 West Sam Houston Parkway North, Houston, Texas 77041, and its telephone number at that location is (281) 870-5000.

Assisting McDermott as information agent is MacKenzie Partners, Inc. MacKenzie Partners, Inc. can be reached at (212) 929-5500 (for banks and brokers) or toll-free at (800) 322-2885 (for shareholders).

For the reasons described in more detail below, the CB&I Boards recommend that CB&I’s shareholders accept the Exchange Offer and tender their shares of CB&I Common Stock pursuant to the Exchange Offer Prospectus and the Letter of Transmittal.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, CB&I or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) McDermott or McDermott Bidco or any of their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of CB&I

CB&I Named Executive Officers

CB&I’s named executive officers for purposes of this disclosure are: (1) Patrick K. Mullen, President and Chief Executive Officer; (2) Michael S. Taff, Executive Vice President and Chief Financial Officer; (3) James W.

Sabin, Executive Vice President of Global Operations Services; (4) Duncan N. Wigney, Executive Vice President of Engineering and Construction; and (5) Daniel M. McCarthy, Executive Vice President of Technology (referred to herein as the “CB&I NEOs”). Philip K. Asherman, former President and Chief Executive Officer, Luke V. Scorsone, former Executive Vice President, Fabrication Services and Edgar C. Ray, former Executive Vice President, Capital Services were each named executive officers for purposes of CB&I’s 2017 proxy statement but each individual terminated employment with CB&I during fiscal year 2017. Messrs. Asherman, Scorsone and Ray will not receive any additional severance or enhanced benefits in connection with the Combination.

Assumptions

The potential payments quantified in the narrative below are, unless otherwise noted, based on the following assumptions:

•	the effective time of the Combination is March 19, 2018, solely for purposes of this compensation-related disclosure;

•	the executive officers are terminated without “cause” or resign for “good reason,” in either case immediately following the assumed effective time of the Combination;

•	the Exchange Offer Ratio is 2.47221 and the McDermott Reverse Stock Split does not occur prior to the effective time of the Combination;

•	the relevant price per share of McDermott Common Stock is $6.70, which equals the average closing price of a share of McDermott Common Stock over the five business day period following the first public announcement of the Combination on December 18, 2017 and is the assumed price solely for purposes of this compensation-related disclosure; and

•	the relevant price per share of CB&I Common Stock on December 18, 2017 is $17.92, which was the closing price of a share of CB&I Common Stock on such date.

The amounts set forth in the narrative below are estimates of amounts that would be payable to the executive officers based on multiple assumptions that may or may not actually occur, including the assumptions described above. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by an executive officer may differ materially from the amounts shown in the following narrative.

CB&I Change-in-Control Agreements

Messrs. Mullen, Taff, Sabin, Wigney, McCarthy and two other CB&I executive officers each entered into a change-in-control agreement at or around the time the executive officer was hired or promoted into a role that reports directly to the Chief Executive Officer of CB&I. For purposes of the change-in-control agreements, a change-in-control occurred on December 18, 2017, the date on which the CB&I Supervisory Board approved the Business Combination Agreement and the Combination (the “Change-in-Control Date”). On the Change-in-Control Date, each executive officer fully vested in his or her outstanding, unvested CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards and, for Mr. Wigney, CB&I Options. The CB&I Performance Share Awards vested at 100% of target on the Change-in-Control Date and will be settled in cash upon the closing of the Combination and the CB&I Restricted Stock Unit Awards held by Mr. McCarthy vested on the Change-in-Control Date and will be settled in shares of McDermott Common Stock upon the closing of the Combination, in each case, as described in “Item 2 - Treatment of Equity Awards” beginning on page 5. The estimated value of the benefits provided to each CB&I NEO under the change-in-control agreements on the Change-in-Control Date is set forth in the tables in “Item 8 - Additional Information—Quantification of Potential Payments to NEOs in Connection with the Offer” beginning on page 48. The estimated value of the accelerated vesting of equity awards on the Change-in-Control Date is quantified below under “CB&I Equity Awards.” In addition, each

CB&I NEO is eligible to receive a target bonus for the year in which the Change-in-Control Date occurred, in two installments: (1) a prorated target bonus that was paid on the Change-in-Control Date and (2) the remaining portion of the target bonus was paid in March 2018. The aggregate value of the target annual cash bonuses provided to CB&I’s executive officers (other than the CB&I NEOs) under the change-in-control agreements in respect of fiscal year 2017 is $615,000, which is based on the same assumptions used to calculate the values for the CB&I NEOs in the tables below.

Pursuant to the change-in-control agreements, if, prior to the third anniversary of the Change-in-Control Date, an executive officer’s employment is terminated without cause or the executive officer resigns with good reason, the executive officer would be eligible to receive the following benefits: (1) a prorated bonus for the year of termination, based on the greater of actual performance through the date of the termination and target performance, paid in a lump sum within five days of the termination date, (2) a lump sum cash payment equal to three times the sum of the executive officer’s base salary and target bonus, paid on the six month anniversary of the termination date, with interest, (3) reimbursement of outplacement costs, in an amount not to exceed 20% of the executive officer’s base salary, paid in a lump sum (without interest) on the six month anniversary of the termination date, (4) continued welfare benefits until the third anniversary of the termination date and (5) solely for Messrs. Mullen and McCarthy, family medical benefits until the later of the executive officer’s death or the death of the executive officer’s spouse (on terms and costs similar to active peer employees until the executive officer turns age 65 and on terms and costs similar to retired peer employees thereafter). The estimated value of the benefits that would be payable to each CB&I NEO upon the occurrence of a qualifying termination under the change-in-control agreements is set forth in the tables in “Item 8 - Additional Information—Quantification of Potential Payments to NEOs in Connection with the Offer” beginning on page 48. The estimated aggregate value of the benefits that would be payable to CB&I’s executive officers (other than the CB&I NEOs) upon a qualifying termination of employment under the change-in-control agreements is $5,141,001, which is based on the same assumptions used to calculate the values for the CB&I NEOs in the tables in “Item 8 - Additional Information—Quantification of Potential Payments to NEOs in Connection with the Offer” beginning on page 48.

For purposes of the change-in-control agreements, “cause” means (1) a conviction of a felony or of a crime involving moral turpitude, or (2) willful or intentional misconduct by the executive officer in the performance of his or her duties under the agreement or willful or intentional breach of the agreement that, in either case, results in material financial detriment, but for purposes of clauses (1) and (2), does not include bad judgment, negligence, actions taken or omissions made in good faith, actions indemnifiable by CB&I, or actions known to CB&I for more than a year before the purported termination. Resignation with “good reason” means the assignment of duties to the executive officer inconsistent with the executive officer’s position, authorities or duties, any diminution or other material adverse changes in the executive’s duties, title reporting requirements or responsibilities, the failure by CB&I to provide the compensation, incentive compensation, work location, plan and other payments, benefits and perquisites called for by the change-in-control agreement, or other breaches of the change-in-control agreement by CB&I, an adverse change in the terms and conditions of the executive’s employment, initiating a termination for cause without completing the termination within 90 days in compliance with the change-in-control agreement, any other purported termination of the executive’s employment not contemplated by the change-in-control agreement, or failure of a successor to assume and perform the change-in-control agreement. The existence of good reason is judged conclusively by the executive unless it is determined by clear and convincing evidence that the executive did not have good reason.

The change-in-control agreements also provide for certain other benefits, including the following: (1) vested amounts accrued under any deferred compensation plan or excess plan will be paid upon the earlier of closing of the Combination or the executive officer’s severance-qualifying termination of employment that occurs during the two years following the closing of the Combination, to the extent such payment is permitted by the terms of the plan and tax code requirements, (2) reimbursement for legal, accounting and other fees incurred by the executive officer to secure the executive officer’s payments under the agreement and (3) during the three years following the Change-in-Control Date, certain guaranteed levels of compensation and benefits, including a guaranteed annual bonus in respect of each annual performance period that ends during the three years following the change in control equal to the greater of the executive officers target annual bonus (or, if greater, the target bonus in effect immediately prior to the change in control) and the actual bonus payable in respect of the applicable fiscal year. The obligation to pay legal fees of the executive officers is required to be secured by the terms of a letter of credit and escrow arrangement funded in the amount of $2 million.

For each executive officer party to a change-in-control agreement other than Mr. McCarthy, if the executive officer’s merger related payments or benefits are subject to the 20% excise tax under Section 4999 of the tax code, then the executive officer will either receive all such payments and benefits subject to the excise tax or such payments and benefits will be reduced so that the excise tax does not apply, whichever approach yields the best after tax outcome for the executive officer. If Mr. McCarthy is subject to the 20% excise tax under Section 4999 of the Internal Revenue Code, he is eligible to receive a gross-up payment to cover the amount of such taxes pursuant to the terms of his existing change-in-control agreement. CB&I does not provide any other excise tax gross-ups.

Pursuant to the change-in-control agreements, each executive officer is subject to restrictions on competing with CB&I and soliciting CB&I’s employees and customers for one year.

CB&I Equity Awards

Upon the closing of the Combination, outstanding CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards held by CB&I’s executive officers and non-employee directors will be treated as described in “Item 2 - Treatment of Equity Awards” beginning on page 5, except as otherwise noted in this section. With respect to Messrs. Mullen, Taff, Sabin, Wigney and McCarthy and two other CB&I executive officers party to change-in-control agreements, as described under “CB&I Change-in-Control Agreements” above, each of their outstanding, unvested CB&I equity awards vested on the Change-in-Control Date. With respect to CB&I’s executive officers not party to a change-in-control agreement, such executive officer’s special CB&I Restricted Stock Unit Award granted in June 2017 will vest upon the closing of the Combination and such executive officer’s CB&I Options and CB&I Restricted Stock Unit Awards that are outstanding as of January 16, 2018 will vest upon a termination without cause (or, for CB&I Restricted Stock Unit Awards granted on or following the Change-in-Control Date, a resignation with good reason).

In accordance with the terms of the Business Combination Agreement, CB&I made annual grants of equity awards in the form of CB&I Restricted Stock Unit Awards to its executive officers (including those party to change-in-control agreements) in February 2018, which will be treated as described under “Treatment of Equity Awards” above and vest, in each case, upon a termination of the executive officer’s employment without cause or resignation with good reason.

The estimated value of the accelerated vesting of equity awards held by the CB&I NEOs is quantified in the tables in “Item 8 - Additional Information—Quantification of Potential Payments to NEOs in Connection with the Offer” beginning on page 48. The estimated value of the benefits that CB&I’s executive officers (other than the CB&I NEOs) and non-employee directors would, or did, receive in respect of their CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards in connection with the Combination is $3,847,915.

CB&I Retention Program

CB&I may, in consultation with McDermott, implement a retention bonus program. Executive officers of CB&I, other than the executive officers party to change-in-control agreements, may receive retention bonuses in CB&I’s discretion. Prior to the execution of the Business Combination Agreement, CB&I granted retention awards to certain employees. None of the CB&I NEOs have received a retention award. The aggregate value of retention awards granted to CB&I’s executive officers, other than the CB&I NEOs, is $805,834, which will be paid 50% upon the closing of the Combination and 50% on the six month anniversary of the closing of the Combination. If the executive officer is terminated without cause or experiences a constructive termination prior to payment, subject to the executive officer’s execution and non-revocation of a release of claims, the executive officer will receive any unpaid portion of the retention award.

Agreements with Patrick K. Mullen

CB&I and McDermott intend to enter into a letter agreement with Patrick Mullen memorializing the terms of his compensation and benefits following the closing of the Combination. Following the closing of the Combination, Mr. Mullen will cease to hold the title of President and Chief Executive Officer will instead serve as Executive Advisor to the Chief Executive Officer of McDermott, with a base salary of $1,133,000, a target bonus opportunity of 130% of base salary and perquisites provided at the same level and on the same terms as such perquisites are provided today. The amounts payable to Mr. Mullen under his change-in-control agreement will become fully vested and non-forfeitable upon the closing of the Combination and will be paid following his termination of employment for any reason at the times specified in the change-in-control agreement and in accordance with applicable tax code requirements. All other rights under Mr. Mullen’s change-in-control agreement will remain in effect. Following the closing of the Combination, Mr. Mullen will be eligible to receive customary indemnification rights for his service as a senior executive officer, including coverage under McDermott’s directors and officers liability policy. In addition, Mr. Mullen was granted an annual CB&I Restricted Stock Unit Award grant in February 2018 with a grant date value of $6.5 million that will accelerate upon a termination of his employment without cause or his resignation with good reason (including ceasing to be Chief Executive Officer following the closing of the Combination).

Indemnification Insurance

Pursuant to the terms of the combination agreement, members of the CB&I Boards and executive officers of CB&I will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Combination. Such indemnification and insurance coverage is further described in the section of this Item 3 entitled “Indemnification and Directors’ and Officers’ Insurance” beginning on page 11.

Combination Related Compensation for CB&I’s Named Executive Officers

Please see “Quantification of Potential Payments to NEOs in Connection with the Offer” in Item 8 below for estimates of the amounts of compensation payable to the CB&I NEOs that are based on or otherwise relate to the Combination.

Post-Closing Arrangements

For a period commencing with the Merger Effective Time and ending on December 31, 2018, McDermott will provide to each current and former employee of CB&I and its subsidiaries base compensation or wages, target bonus opportunity and severance benefits that are at least as favorable on an item-by-item basis as provided to such employee immediately prior to the closing of the Combination and benefits that are no less favorable, in the aggregate, than the benefits provided to each such employee immediately prior to the closing of the Combination.

For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accrual under any defined benefit pension plan or retiree welfare plan sponsored by McDermott or its subsidiaries (other than such plans that are legacy CB&I plans) under the employee benefit plans of McDermott and its subsidiaries, each CB&I employee will be credited with his or her years of service with CB&I and its subsidiaries and predecessors prior to the Exchange Offer Effective Time to the same extent such employee was entitled to such credited service prior to the Exchange Offer Effective Time under the corresponding CB&I plans. CB&I employees will be eligible to participate in the employee benefit plans of McDermott and its subsidiaries for which they are otherwise made eligible and that are comparable to a CB&I benefit plan the employee participated in prior to the Exchange Offer Effective Time without any waiting time, and to the extent such employee benefit plans provide medical, dental, pharmaceutical and/or vision benefits, without any pre-existing condition exclusions or actively-at-work requirements, except to the extent such exclusions or requirements applied under the applicable CB&I plan. CB&I employees will receive credit for amounts paid under the CB&I medical plans in 2018 for satisfying deductibles, coinsurance and maximum out-of-pocket requirements under the corresponding plans of McDermott and its subsidiaries in which they will participate.

Indemnification and Directors’ and Officers’ Insurance

The CB&I Amended and Restated Articles of Association (the “CB&I Articles”) provide that a current or former director or officer of CB&I shall be indemnified by CB&I against:

•	all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of CB&I) brought against him or her by virtue of his or her position as a director or officer of CB&I if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of CB&I, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

•	all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action by or in the right of CB&I brought against him or her by virtue of his or her position as a director or officer of CB&I if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of CB&I, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to CB&I, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses.

Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any such litigation, action or claim, he or she is required to be indemnified by CB&I against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses may be advanced to a director or officer at his or her request and upon a resolution of the CB&I Supervisory Board, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses. Indemnification is only required to be made if a majority of supervisory directors not a party to the action or, if all supervisory directors are named as parties to the action, independent legal counsel, or the general meeting of shareholders, determines that the applicable standard of conduct required for indemnification has been met.

The CB&I Articles further provide that the indemnification provided therein is not exclusive of any other right to which a person seeking indemnification may be entitled under Dutch law (as from time to time amended) or under any agreement, resolution of the CB&I general meeting of shareholders or of the disinterested members of the CB&I Supervisory Board or otherwise.

CB&I has entered into indemnification agreements with certain of its directors providing for indemnification similar to that provided in the CB&I Articles. CB&I has also obtained officers’ and directors’ liability insurance.

The CB&I Articles provide that directors of CB&I will not be personally liable to CB&I or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to CB&I or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) for any transaction from which the director derived an improper personal benefit or (4) for personal liability which is imposed by Dutch law, as from time to time amended.

Additionally, pursuant to the terms of the Business Combination Agreement, McDermott has agreed, from and after the Merger Effective Time, to: (1) indemnify each person who is or prior to the Exchange Offer Effective

Time has been a director or officer of CB&I or a director, officer, member, trustee or fiduciary of any of its subsidiaries against all costs, expenses, liability and loss incurred by reason of such person’s service to CB&I or its subsidiaries, including service with respect to employee benefit plans, to the same extent as provided by CB&I’s organizational documents and applicable law as of the date of the Business Combination Agreement; and (2) advance expenses as incurred to the same extent. McDermott also has agreed that, for a period of six years after the closing of the Combination, it will not permit CB&I (or its successors) to amend, repeal or modify any provisions of its organizational documents in a manner that would adversely affect the right, exculpation or indemnification of present or former directors, officers and employees of CB&I and its subsidiaries.

At or prior to the Merger Effective Time, any of the McDermott Parties or the CB&I Parties may purchase a tail directors’ and officers’ liability insurance policy covering the indemnified parties described above for at least six years after the Merger Effective Time. If neither McDermott nor McDermott Bidco nor CB&I purchase such a policy, then for a period of six years after the Merger Effective Time, McDermott will maintain directors’ and officers’ liability insurance policies with terms substantially no less advantageous to the indemnified parties than CB&I’s existing policies. Neither CB&I nor McDermott will be required to spend more than 300% of the amount CB&I paid as its last annual premium for directors’ and officers’ liability insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, as amended by Amendment No. 1, which is filed as Exhibit (e)(2) hereto.

(b)	Arrangements between CB&I, McDermott and McDermott Bidco

Purchase Agreement

On December 18, 2017, CB&I, McDermott and McDermott Bidco entered into the Business Combination Agreement. The summary of the material provisions of the Business Combination Agreement contained in the section entitled “The Business Combination Agreement” of the Exchange Offer Prospectus, the description of the “Conditions to the Exchange Offer as Part of the Combination” contained in the section entitled “The Exchange Offer” of the Exchange Offer Prospectus and the description of the “Conditions to the Combination” contained in the section entitled “The Combination” contained in the Exchange Offer Prospectus are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Business Combination Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, as amended by Amendment No. 1, which is filed as Exhibit (e)(2) hereto.

The summary and description contained in the Exchange Offer Prospectus have been incorporated by reference herein to provide you with information regarding the terms of the Business Combination Agreement and are not intended to provide any other factual information about McDermott or CB&I. The representations, warranties and covenants contained in the Business Combination Agreement were made solely for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of McDermott or CB&I. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in McDermott’s or CB&I’s public disclosures.

Item 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Solicitation or Recommendation

After careful consideration and consultation with outside legal and financial advisors, the CB&I Boards, in meetings held on December 17, 2017: (1) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by the Business Combination Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by the Business Combination Agreement) are in the best interests of CB&I and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of CB&I and the CB&I group; (2) approved the Business Combination Agreement and CB&I’s execution, delivery and performance of the Business Combination Agreement and the consummation of the transactions contemplated thereby; (3) resolved to recommend approval and adoption by the holders of shares of CB&I Common Stock of the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions; and (4) resolved to support the Exchange Offer and to recommend acceptance of the Exchange Offer by the shareholders of CB&I, in each case upon the terms and subject to the conditions stated in the Business Combination Agreement. A copy of the Business Combination Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, as amended by Amendment No. 1, which is filed as Exhibit (e)(2) hereto.

(b)	Background of the Business Combination Agreement; Reasons for the Recommendation

Background of the Combination

As part of their ongoing evaluation of CB&I’s business and long-term strategic goals and plans and the management of CB&I’s short- and long-term liabilities, the CB&I Boards and senior management periodically review, consider and assess, in the context of CB&I’s operations, financial performance and industry conditions, potential financial and strategic alternatives. Recently, this process had led to CB&I’s divestiture of certain non-core businesses, including the 2016 sale of its nuclear construction business and the 2017 sale of its capital services business. During the first half of 2017, CB&I senior management began to consider the possibility of a partial or whole spin-off or sale of CB&I’s technology and engineered products business (the “Technology Sale”) as a method of raising capital to repay a portion of CB&I’s outstanding long-term indebtedness, and began to discuss the potential Technology Sale with certain of CB&I’s existing lenders and noteholders in the context of seeking amendments to certain terms of CB&I’s outstanding indebtedness. In addition, members of CB&I’s senior management conducted preliminary discussions with representatives of an industrial services company about a potential strategic combination. These discussions did not result in any specific deal terms being discussed or any offers being extended.

In each of February and May 2017, CB&I entered into amendments to the terms of certain of CB&I’s outstanding indebtedness due to CB&I’s inability to comply with certain financial covenants and other requirements under such indebtedness. Without such amendments, CB&I would have been in default with respect to its outstanding financial indebtedness, causing it to accelerate and become immediately due and payable. In connection with the May 2017 amendments, CB&I granted liens on substantially all of its assets, including the assets of CB&I’s technology and engineered products businesses, to the holders of CB&I’s outstanding indebtedness, with the result that such indebtedness became secured on a first lien basis.

In early June 2017, CB&I determined that there was risk that CB&I might again be unable to comply with certain covenants contained in CB&I’s outstanding indebtedness. If a default occurred, such indebtedness would become immediately due and payable, potentially requiring CB&I to seek protection under the bankruptcy laws. To address this risk, the CB&I Supervisory Board initially considered an offering of CB&I equity securities, but concluded that there was substantial risk that such an offering was unlikely to provide sufficient liquidity to CB&I. After further consideration by the audit committee of the CB&I Supervisory Board , CB&I determined to explore a sale of CB&I’s technology and engineered products businesses together (which is collectively referred to in this discussion as the “technology business”), with the intention and expectation of generating sufficient sales proceeds to pay off CB&I’s outstanding indebtedness.

On July 17-18, 2017, the CB&I Supervisory Board held a meeting, attended by members of CB&I’s senior management, as well as by representatives of an internationally recognized financial institution (the “Technology Sale Advisor”), to discuss a potential Technology Sale. The members of CB&I’s senior management who participated in the meeting included Patrick Mullen, CB&I’s chief executive officer, Michael Taff, CB&I’s chief financial officer, and Kirsten B. David, Executive Vice President and Chief Legal Officer of CB&I, each of whom is also a member of the management board of the sole member of the CB&I Management Board and each of whom participated in each meeting of the CB&I Supervisory Board during the period from July 17 through December 18, 2017. Following this meeting, CB&I again sought to obtain relief from CB&I’s existing lenders and noteholders and, as part of those negotiations, began discussions with the lenders and noteholders about its proposed plan to sell the technology business. The CB&I Supervisory Board also discussed matters related to the negotiations with the creditor group, CB&I’s liquidity and strategic alternatives, including matters related to a potential bankruptcy filing of CB&I, and the Technology Sale. Subsequent to this meeting, CB&I, together with K&L Gates, CB&I’s legal advisor in connection with the negotiations with the creditor group at the time, negotiated amendments to the credit facilities and note purchase agreements with CB&I’s lenders and noteholders, under which CB&I would obtain relief from certain covenants but would be required to make significant concessions and commitments to the creditor group (the “August Amendments”). Among other things, including numerous changes to the financial covenants applicable to CB&I, the August Amendments would require CB&I to commit to commencing a process to sell the technology business, to conduct such process on a specified, compressed timetable, and to enter into a definitive agreement for a Technology Sale no later than December 8, 2017 and consummate the Technology Sale no later than December 27, 2017. These dates were subject to potential extensions if agreed to by the creditor group. The August Amendments also would require CB&I to pursue a full strategic review of CB&I and its subsidiaries in light of the planned Technology Sale, with the assistance of FTI Consulting (“FTI”) and other advisors, and to present the results of such review to the creditor group. The August Amendments also would require CB&I, as part of this strategic review, to consider and make a full analysis of the possibility of CB&I and its subsidiaries seeking protection under applicable bankruptcy laws, and require CB&I to take preparatory steps in the event that filing for such protection was ultimately required or was determined by the CB&I Boards to be the best alternative for CB&I and its stakeholders. The CB&I Supervisory Board believed that the technology business could likely be sold for consideration and on terms that would enable CB&I to repay or refinance CB&I’s then existing indebtedness, which would result in significant relief from the requirements and covenants of the existing indebtedness and the August Amendments. The CB&I Supervisory Board also recognized that CB&I could experience additional near-term liquidity constraints that would not be alleviated by the August Amendments and recognized that there could be no assurance that CB&I would be successful in selling the technology business on satisfactory terms, on the prescribed timetable, or at all. The CB&I Supervisory Board took into account its duty to consider the interests of CB&I and all of its stakeholders, including its creditors. After further consideration and assessment of the alternatives, the CB&I Supervisory Board determined that entry into the August Amendments was CB&I’s only realistic alternative other than a filing for bankruptcy protection, which would not have been in the best interest of CB&I’s shareholders, and, accordingly, determined to approve entry into the August Amendments.

In late July, CB&I retained the Technology Sale Advisor as financial advisor in connection with the potential Technology Sale and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) was retained as legal counsel in connection with the potential Technology Sale and other strategic matters that might arise or be considered by CB&I.

As part of McDermott’s strategic growth program, the McDermott Board and McDermott senior management regularly evaluate operational and strategic opportunities that may be beneficial to stockholders of McDermott. As a result of these evaluations, McDermott had identified CB&I as a potentially strategically beneficial merger partner or acquisition target. In July, having noted a decline in CB&I’s share price that potentially would make a merger with or acquisition of CB&I economically feasible, McDermott determined to contact CB&I to determine CB&I’s potential interest in a transaction. In late July, Stuart Spence, McDermott’s chief financial officer, contacted Mr. Taff to request a meeting.

On July 25, 2017, Mr. Spence met with Mr. Taff. At that meeting, Mr. Spence raised the possibility of a business combination between McDermott and CB&I. Following the discussion, Mr. Taff indicated he would discuss the idea with CB&I’s management team and CB&I Supervisory Board and revert to Mr. Spence in the future. No specific transaction terms were proposed at this meeting. Mr. Taff promptly discussed this meeting with Mr. Mullen, and Messrs. Mullen and Taff discussed the meeting with Mr. Richard Flury, Chairman of the CB&I Supervisory Board, and other members of the CB&I Supervisory Board.

In August 2017, CB&I engaged Centerview Partners LLC (“Centerview”) to act as a financial advisor with respect to the possible business combination and related financing matters. At that time, CB&I also retained Kirkland & Ellis, LLP (“Kirkland & Ellis”) to act as legal counsel in connection with matters relating to the CB&I’s existing indebtedness and consideration, as required by the August Amendments, of CB&I’s financial alternatives, including the legal, timing and business implications of a bankruptcy filing by CB&I in the event that a bankruptcy filing were to become necessary, which at the time CB&I’s management viewed as unlikely.

On August 9, 2017, CB&I entered into the August Amendments and made a public announcement of its earnings for the second quarter of 2017 and of its intention to pursue the Technology Sale and implement significant cost savings. The earnings announcement reflected significant additional charges with respect to certain of CB&I’s ongoing construction projects and a suspension of CB&I’s dividend.

Following CB&I’s public announcement, on August 11, 2017, Messrs. Spence and Taff had a brief telephone call, initiated by Mr. Spence. to further discuss a possible business combination and discuss the upcoming introductory meeting between the two companies’ chief executive officers.

On August 14, 2017, Mr. Mullen and David Dickson, McDermott’s chief executive officer, had an introductory meeting by telephone concerning the potential for a business combination of CB&I and McDermott. During this call, Mr. Dickson indicated McDermott’s interest in a transaction, and that McDermott contemplated a no- or low-premium “merger of equals”-type transaction that would result in a combined company that would create more value for each party’s shareholders than either party could generate on a standalone basis. No specific transaction terms were proposed.

On August 15, 2017, CB&I and McDermott entered into a mutual nondisclosure confidentiality agreement to facilitate confidential negotiations and due diligence.

On August 16, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview. The CB&I Supervisory Board received an update on the planning process for the potential Technology Sale and discussed next steps and also was informed of CB&I’s discussions with McDermott.

On August 17, 2017, Messrs. Spence and Taff spoke by telephone to further discuss a process for exploring a possible business combination between McDermott and CB&I, including logistics for a meeting between members of senior management of CB&I and McDermott and their respective financial advisors.

On August 22, 2017, members of senior management of CB&I and representatives of Centerview met with members of senior management of McDermott and representatives of its financial advisors, Goldman Sachs & Co. LLC (“Goldman Sachs”) and Greenhill & Co., LLC (“Greenhill”), in The Woodlands, Texas, to discuss the possibility of a combination between CB&I and McDermott. At that meeting, the companies each shared high-level business and financial information and discussed the merits of a potential business combination and worked on a plan to complete mutual due diligence.

On August 25, 2017, Mr. Dickson advised the McDermott Board of the discussions to date between representatives of McDermott and CB&I.

On August 31, 2017, John M. Freeman, Senior Vice President, General Counsel and Corporate Secretary of McDermott, and Kirsten B. David, Executive Vice President and Chief Legal Officer of CB&I, spoke by telephone regarding preliminary due diligence. Following this call and through December 2017, Mr. Freeman, other representatives of McDermott, Ms. David and respective advisors of McDermott and CB&I met in person or spoke by telephone on multiple occasions to conduct due diligence.

In early September 2017, the Technology Sale Advisor began outreach to potential purchasers of the technology business. CB&I ultimately entered into confidentiality agreements with more than 30 potentially interested parties, including both strategic and financial buyers, each of which included standstill provisions that terminated in the event that CB&I entered into an agreement for certain types of strategic transactions (including the Combination). Around this time, CB&I began sharing a management presentation with respect to the technology business with those potential buyers that had executed confidentiality agreements with CB&I.

On September 6, 2017, Messrs. Dickson and Mullen spoke by telephone to discuss their respective views regarding the industrial logic of a business combination transaction between the two companies.

On September 11, 2017, Mr. Dickson provided an update to the McDermott Board on the status of discussions concerning the potential business combination.

On September 13, 2017, members of management of McDermott met with members of management of CB&I in Houston, Texas to conduct mutual due diligence, and to discuss the scale and nature of potential synergies a business combination between the two companies could generate. The parties each preliminarily estimated that a combination of the two companies could result in annualized cost synergies in the range of in excess of $200 million , but agreed that further analysis and information was needed in order to refine the parties’ estimate.

On September 14, 2017, the CB&I Supervisory Board held a telephonic meeting attended by representatives of Centerview, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board received an update on the potential Technology Sale and generally discussed potential strategic alternatives that might be available to CB&I. In addition, members of CB&I senior management discussed with the CB&I Supervisory Board the outreach from McDermott with respect to a potential business combination between CB&I and McDermott and described the interactions with McDermott to date, and discussed potential next steps. CB&I’s advisors also discussed with the CB&I Supervisory Board other aspects of the strategic review mandated by the August Amendments, including information regarding the legal, timing and business implications of a bankruptcy filing by CB&I, and discussed and agreed to pursue preparatory steps that would be required in order to position CB&I to provide the best outcome for its stakeholders in the event a bankruptcy filing were to become necessary.

On September 19, 2017, Messrs. Dickson and Mullen met for breakfast to discuss the status of the potential business combination between CB&I and McDermott and for a preliminary discussion of social and organizational issues, such as composition of the management and board of directors of the post-merger combined company and treatment of the parties’ respective employees.

On September 25, 2017, the McDermott Board held a regularly scheduled meeting in Dubai, U.A.E., attended by representatives of Goldman Sachs and Greenhill. Members of McDermott senior management discussed potential strategic options available to McDermott in connection with the pursuit of its growth strategy in general, including organic growth and incremental or more significant acquisitions, particularly in light of recent consolidation in McDermott’s industry. In addition, members of McDermott management made a specific presentation regarding a potential business combination with CB&I, interactions with CB&I to date and potential next steps.

On September 27, 2017, the deadline for the submission of initial indications of interest in the Technology Sale process, CB&I received proposals from eight potential buyers of the technology business. The total consideration in such indications of interest ranged from approximately $1.2 billion to approximately $3 billion. Following discussion with the CB&I Supervisory Board and CB&I’s financial and legal advisors, CB&I invited five parties to continue in the Technology Sale process, including the opportunity to be provided access to an online data room and to conduct further due diligence on the technology business.

On September 29, 2017, Mr. Dickson sent a letter to Mr. Mullen setting out a preliminary, nonbinding proposal for a business combination between CB&I and McDermott, in an all-stock transaction in which former CB&I shareholders would receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis. The letter indicated that the board of directors of the combined company would include current members of each of the McDermott Board and the CB&I Supervisory Board, in proportion to the relative stake in the combined company held by each company’s former stockholders, and that the management of the combined business would be drawn from both CB&I and McDermott.

On October 2, 2017, the CB&I Supervisory Board held a telephonic meeting, attended by members of CB&I’s senior management and representatives of Centerview, FTI, Wachtell Lipton and Kirkland & Ellis, to review and discuss the proposal from McDermott, as well as potential responses and next steps. The CB&I Supervisory Board also received an update on the status of the Technology Sale and discussed the initial bids that had been received, noting that, while certain of the bids were at potentially attractive prices, there were concerns with each bid that would need to be addressed, including concerns about the ability of certain bidders to obtain required regulatory approvals either on a timely basis or at all, the potential requirement of certain bidders that a solvency opinion for CB&I be obtained in connection with the Technology Sale, and the ability of certain bidders to obtain the required financing to complete the Technology Sale and fund the purchase price. In addition, the CB&I Supervisory Board discussed CB&I’s ongoing funding requirements and the need to further evaluate CB&I’s liquidity needs following a Technology Sale.

On October 3, 2017, Messrs. Dickson and Mullen had a telephonic conversation to discuss CB&I’s initial views on McDermott’s September 29 proposal. Mr. Mullen indicated that CB&I found McDermott’s proposal to be constructive and potentially of interest, but also indicated that the CB&I Supervisory Board had expressed some dissatisfaction with the 46% sharing ratio. Mr. Mullen did not make a counterproposal, preferring to wait to see how the bids developed in the Technology Sale.

On October 5, 2017, Gary Luquette, Chairman of the McDermott Board, and Mr. Flury spoke by telephone to discuss a potential strategic combination of the two companies and possible timing and next steps with respect to McDermott’s September 29 proposal. Following this conversation, Messrs. Luquette and Flury maintained direct communications and spoke by telephone on several occasions during October and November 2017.

On October 6, 2017 and October 9, 2017, members of CB&I and McDermott management met in Houston, Texas in order to discuss their respective businesses and outlook, and otherwise discuss the potential business combination.

On October 9, 2017, Messrs. Dickson and Mullen had a telephonic conversation to again discuss the status of the proposed business combination, transaction structure, industrial logic, the status of CB&I’s potential Technology Sale, the prospects for obtaining the financing that would be necessary in connection with a merger between McDermott and CB&I, including to repay CB&I’s existing indebtedness and to finance the combined company’s operations, and social and organizational issues, such as composition of the management and board of directors of the post-merger combined company and treatment of the parties’ respective employees. Following this conversation, Messrs. Dickson and Mullen maintained direct communications and spoke by telephone on several occasions during October and November 2017.

On October 10, 2017, Messrs. Spence and Taff spoke by telephone to discuss transaction structure, considerations regarding possible financing structure and due diligence. Following this conversation, Messrs. Spence and Taff maintained direct communications and spoke by telephone on several occasions during October and November 2017.

On October 11, 2017 and October 12, 2017, the CB&I Supervisory Board held a regularly scheduled meeting in Houston, Texas, attended by members of CB&I’s senior management and on October 12, 2017 by representatives of Centerview, FTI, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board received an update on the discussions with McDermott and on the progress of the Technology Sale, and reviewed the current status of CB&I’s evaluation of its strategic alternatives, including, as mandated by the August Amendments, a bankruptcy filing or potential options to meet CB&I’s liquidity needs.

Beginning in mid-October 2017, Wachtell Lipton and Baker Botts L.L.P. (“Baker Botts”), outside legal counsel to McDermott, together with De Brauw Blackstone Westbroek (“De Brauw”), CB&I’s Netherlands counsel, and NautaDutilh, McDermott’s Netherlands counsel, began to negotiate the structure and other non-price terms of a potential business combination between McDermott and CB&I. These negotiations continued through December 16.

In mid-October 2017, representatives of CB&I’s advisors approached one of the bidders in the Technology Sale process to gauge that bidder’s potential interest in a strategic business combination with CB&I in lieu of an acquisition solely of the technology business. These discussions did not progress past the preliminary stages, and the bidder indicated that it was not interested in pursuing a transaction with CB&I other than an acquisition of the technology business. During the summer and fall of 2017, including following CB&I’s public announcement of its intention to pursue the Technology Sale, none of the parties approached in connection with the Technology Sale, and no other company or potential acquirer outside of the group that was approached in connection with the Technology Sale, contacted CB&I concerning a potential acquisition of, or merger or strategic combination with, CB&I, and CB&I did not approach any other parties. CB&I, in consultation with its financial advisors, believed that the group of potential counterparties approached in connection with the Technology Sale comprised all or most of the companies and entities that would reasonably have been expected to have an interest in a strategic transaction with CB&I, that CB&I’s public announcements regarding the Technology Sale would likely have led any potentially interested party to approach CB&I directly, and that rumors of any efforts to seek an alternative transaction could negatively impact the Technology Sale process. Accordingly, CB&I did not approach any other parties.

On October 20, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis & Co. (“Moelis”), McDermott’s advisor with respect to the financing of the potential business combination, and Baker Botts. Members of McDermott management provided an update on the potential business combination and discussed next steps.

On October 24-26 and October 30, 2017, members of McDermott and CB&I management met in Houston, Texas in order to discuss their respective businesses and outlook and detailed business, financial and legal due diligence matters, as well as to discuss the scale and nature of potential synergies related to costs and revenues that could result from a business combination between the two companies. With respect to synergies, the parties agreed that further analysis and information was needed in order to refine the parties’ views.

On October 28, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the potential business combination and discussed next steps.

On October 31, 2017 and November 3, 2017, Messrs. Dickson and Mullen met in Houston, Texas to discuss the potential terms of a business combination, including social and organizational issues, such as the composition of a combined company’s board of directors and the makeup of a combined company’s management team.

On November 1, 2017, Messrs. Luquette and Flury spoke by telephone to discuss the status and timing of the potential business combination.

On November 2, 2017, the McDermott Board held a regularly scheduled meeting in Houston, Texas, attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. McDermott senior management provided an update on the potential business combination and discussed next steps.

On November 6, 2017, Mr. Dickson provided an update to the McDermott Board on the status of the potential business combination.

On November 7, 2017, the CB&I Supervisory Board held a telephonic meeting, attended by members of CB&I’s senior management and representatives of Centerview, FTI, Wachtell Lipton and Kirkland & Ellis, to receive an update on the discussions with McDermott and on the status of the Technology Sale, and to discuss and review CB&I’s other strategic alternatives, a filing for bankruptcy protection and options for refinancing CB&I’s existing indebtedness. During the next several weeks, representatives of CB&I contacted multiple potential sources of debt and equity financing regarding the possibility of such sources providing CB&I with new financing to permit CB&I to continue to operate on a standalone basis, either following a Technology Sale or in the event CB&I was unable to complete a Technology Sale. CB&I ultimately engaged in discussions or negotiations with, and received CB&I’s proposals from, several potential financing sources, but all of such discussions or proposals were on terms that the CB&I Supervisory Board, after consultation with CB&I’s management and financial and legal advisors, believed either would not ensure the viability of CB&I over an acceptable duration, or, if viable, were not more favorable than, or in the best interest of CB&I and its stakeholders relative to, the alternative of engaging in the transaction with McDermott.

On November 8, 2017, Baker Botts sent an initial draft Business Combination Agreement to Wachtell Lipton. From November 9 through December 16, 2017, Baker Botts, Wachtell Lipton, De Brauw and NautaDutilh negotiated the Business Combination Agreement and related documentation, and Messrs. Spence and Taff spoke by telephone on several occasions to discuss, negotiate or resolve certain aspects of the proposed business combination, including structure, the prospects for obtaining and the structure and terms of the financing that would be necessary in connection with the business combination, including to repay CB&I’s existing indebtedness and to finance the combined company’s operations, social and organizational issues and select terms of the Business Combination Agreement and related documentation. No final resolutions were reached.

On November 10, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board discussed the then current proposal from McDermott for an all-stock transaction in which former CB&I shareholders would receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis, and determined to respond to McDermott by proposing a business combination in which CB&I stockholders would receive shares representing 49% of the combined company. The CB&I Supervisory Board also received an update on the status of the Technology Sale process, including potential options to address the transaction certainty concerns with respect to certain of the potential bidders for the technology business, including ability to obtain required regulatory approvals, either on a timely basis, or at all, the possibility that some of the potential acquirors might require CB&I to obtain a solvency opinion and the prospects for obtaining such an opinion, the potential need to prepare separate audited financials for the technology business and financing concerns.

On November 11, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an overview of the potential business combination to date and discussed the proposed transaction structure, the negotiation of the draft Business Combination Agreement, due diligence and next steps. Representatives of Goldman Sachs and Greenhill reviewed financial information on McDermott and CB&I. Representatives of Moelis provided an update on the financing process. The McDermott Board authorized Mr. Dickson to send a revised proposal for the potential business combination to CB&I.

On November 12, 2017, Mr. Dickson sent to Mr. Mullen a proposal that a potential business combination be structured so that former CB&I stockholders would receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis. It was proposed that Messrs. Dickson and Spence would remain as the chief executive officer and chief financial officer, respectively, of the combined company, and that the composition of the board of directors would include representatives from the McDermott Board and the CB&I Supervisory Board, in a proportion matching the ownership percentage of each company’s stockholders, with the Chairman of the Board to be determined at a later date.

On November 13, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton and Kirkland & Ellis. The CB&I Supervisory Board discussed the most recent proposal from McDermott, potential structuring options for a potential business combination with McDermott, and discussed the evaluation of CB&I’s other strategic alternatives. On this same day, Messrs. Dickson and Mullen had a telephone call to discuss the status of the proposed business combination. Also on the same day, Messrs. Spence and Taff spoke by telephone to discuss structure, financing and social issues related to the proposed business combination. No final resolutions were reached.

Between November 13, 2017 and November 15, 2017, CB&I received comments on the draft purchase agreement that had been provided to potential bidders in the Technology Sale process from the three potential acquirors who had indicated they remained interested in acquiring the technology business, and Wachtell Lipton provided reactions and guidance to each of the three interested parties.

On November 14, 2017 and November 15, 2017, representatives of Centerview and Kirkland & Ellis met with advisors to the creditor group at the direction of CB&I to discuss the progress of the Technology Sale and the required evaluation of strategic alternatives by CB&I. At these meetings, CB&I’s advisors informed the representative of the creditor group of the ongoing discussions regarding a potential business combination, noting that CB&I would need to obtain amendments to the terms of its existing indebtedness in order to enter into such a business combination, rather than pursuing the Technology Sale as required by the August Amendments, in order to avoid being in default under the terms of CB&I’s outstanding indebtedness.

On November 16, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview and Wachtell Lipton. The CB&I Supervisory Board received an update on the status of discussions with McDermott, and discussed potential responses to McDermott with respect to the most recently proposed financial terms of a combination. The CB&I Supervisory Board delegated authority to Mr. Flury to negotiate directly with Mr. Luquette. The CB&I Supervisory Board also received an update on the status of the Technology Sale process, including expectations with respect to final proposals, and on the status of discussions with CB&I’s existing lenders and potential alternative sources of financing for CB&I on a standalone basis.

On November 16, 2017, Messrs. Luquette and Flury spoke by telephone to discuss economic and social issues relating to the proposed business combination. Mr. Luquette reiterated McDermott’s proposal that the exchange ratio be set such that former CB&I stockholders receive McDermott shares representing approximately 46% of McDermott’s total outstanding shares on a pro forma basis and proposed that there initially be eleven members of the board of directors of the combined company, including five members of the McDermott Board, five members of the CB&I Supervisory Board, and Mr. Dickson, with Mr. Luquette retaining his role as Chairman of the combined company’s board after the Combination.

On November 17, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the status of the proposed business combination.

Later in the day on November 17, 2017, Mr. Flury called Mr. Luquette to propose that the exchange ratio be set such that former CB&I stockholders would receive McDermott shares representing approximately 48% of McDermott’s total outstanding shares on a pro forma basis and that Mr. Flury serve as Chairman of the combined company’s board after the Combination.

On November 18, 2017, Mr. Luquette called Mr. Flury to discuss a proposal that the exchange ratio be set such that former CB&I stockholders would receive McDermott shares representing approximately 47% of

McDermott’s total outstanding shares on a pro forma basis and that Mr. Luquette retain his role as Chairman of the McDermott Board after the Combination. Mr. Flury agreed to discuss the proposal with the CB&I Supervisory Board.

On November 19, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview and Wachtell Lipton. Messrs. Mullen and Flury reported to the other directors regarding their conversations with representatives of McDermott, including McDermott’s position with respect to the terms of the proposed business combination. Following discussion, the CB&I Supervisory Board expressed its support for continuing to pursue a potential business combination with McDermott on the terms discussed between Messrs. Luquette and Flury.

On November 20, 2017, the requested deadline for submission of final proposals in the Technology Sale, CB&I received three proposals with total consideration ranging from approximately $2.25 billion to approximately $2.5 billion.

On November 21, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, the Technology Sale Advisor and Wachtell Lipton. The CB&I Supervisory Board received an update on the status of the potential business combination with McDermott, reviewed the proposals submitted in the Technology Sale process and reviewed CB&I’s strategic and financing alternatives. The CB&I Supervisory Board discussed the proposals received in the Technology Sale process, including an evaluation of whether any of the proposals as received would be actionable by CB&I in light of the terms proposed, execution risk, and the potential absence of sufficient financing for CB&I to properly fund its ongoing operations after a sale of the technology business taking into account preliminary results of discussions with potential financing sources, as well as the projected level of CB&I’s indebtedness by the time of a Technology Sale closing, the projected liquidity and credit needs of CB&I, and that a sale of the technology business at the proposed valuations would likely be sufficient to repay CB&I’s indebtedness but with little excess to support CB&I’s ongoing liquidity needs. The CB&I Supervisory Board determined that CB&I would continue negotiations with the two highest bidders to seek to reach an agreement on a potential actionable transaction and to evaluate the available options for continued financing of CB&I following a Technology Sale. With respect to financing for CB&I in the absence of a Technology Sale, the CB&I Supervisory Board was informed that one of the parties that had indicated a potential willingness to provide new financing to CB&I on a standalone basis was no longer interested in participating unless a Technology Sale was completed, and the other party remained potentially interested but would be unable to provide sufficient liquidity to meet CB&I’s needs on its own.

On November 28, 2017, Messrs. Mullen and Taff and representatives of CB&I’s advisors met with representatives of the creditor group to discuss the current status of CB&I’s evaluation of strategic alternatives, including the potential business combination with McDermott, the Technology Sale process, and planning for a potential bankruptcy filing in the event no transaction could be agreed and completed in a timely fashion and alternative standalone financing could not be obtained. At that meeting, the representatives of the creditor group were presented with a summary of the amendments to CB&I’s indebtedness that were being requested by CB&I. Also at part of that meeting, Messrs. Dickson and Spence, together with representatives of Moelis, made a presentation regarding the potential business combination with McDermott. In the following weeks, CB&I and the creditor group continued to negotiate the terms of the amendments and to exchange drafts of the related documents.

On November 29, 2017, members of CB&I’s senior management and representatives of CB&I’s advisors met with the creditor group to discuss the terms of the amendments and the proposed business combination.

On November 29, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the status of the proposed business combination, including financial analyses with respect of the two companies, and information about due diligence, transaction structure, the negotiation of the draft Business Combination Agreement and financing.

On December 1, 2017, Messrs. Dickson and Mullen had a telephonic conversation to discuss the results of the McDermott Board meeting.

During the first week of December, due to the need for additional time in order to obtain adequate financing commitments for the combined company in connection with a business combination with McDermott (as discussed in a telephone call between Messrs. Spence and Taff on December 3, 2017) and/or to arrange adequate financing for CB&I on a standalone basis in the event of a Technology Sale, CB&I requested an extension from the creditor group of the December 8, 2017 deadline to enter into an agreement for a Technology Sale. An extension was granted to extend the deadline to December 18, 2017.

On December 5, 2017, McDermott entered into an engagement letter with Greenhill, relating to Greenhill’s role as a financial advisor to McDermott in connection with the potential business combination.

On December 6, 2017, the CB&I Supervisory Board held a regularly scheduled board meeting in Amsterdam, attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton, Kirkland & Ellis and De Brauw. The CB&I Supervisory Board received an update on the status of the potential business combination with McDermott and a potential Technology Sale, as well as the evaluation of other strategic alternatives. Representatives of Wachtell Lipton and De Brauw discussed the directors’ fiduciary duties and presented to the CB&I Supervisory Board a detailed summary of the terms of the draft Business Combination Agreement, negotiation of which had been substantially completed. The CB&I Supervisory Board discussed the fact that the Technology Sale process had not produced any proposals which were, in the view of the CB&I Supervisory Board after discussion and analysis, superior options to a potential business combination with McDermott, due in part to the lack of financing options for CB&I to meet its liquidity and operational needs following a Technology Sale, the likelihood of the Technology Sale proceeds to repay CB&I’s outstanding indebtedness, and the likelihood of consummation of the Technology Sale. The CB&I Supervisory Board discussed the fact that the transaction with McDermott would create more value for CB&I and its stakeholders, taken as a whole, than the Technology Sale would have, which was likely to benefit first and foremost (if not only), CB&I’s secured creditors. After extensive discussion, the CB&I’s Boards determined that a business combination with McDermott presented the best alternative available to CB&I and all of its stakeholders, and that continuing to actively pursue other strategic alternatives, including a potential Technology Sale, was likely to jeopardize CB&I’s ability to achieve any of the available alternatives. As a result, the CB&I Boards determined that it was in the best interests of all of CB&I’s stakeholders for CB&I to focus its resources on pursuing a business combination with McDermott and working with McDermott to obtain sufficient financing commitments for the combined business.

On December 15, 2017, McDermott entered into an engagement letter with Goldman Sachs, relating to Goldman Sachs’ role as a financial advisor to McDermott in connection with the potential business combination.

On December 15, 2017, McDermott and CB&I agreed on a final exchange ratio based on the most recently available outstanding share count of each of CB&I and McDermott, calculated to result in the previously agreed ownership percentages in the combined company.

On December 15, the CEOs and CFOs of McDermott and CB&I met together with their respective public relations, investor relations and communications teams to address the communications plan following an announcement of the business combination.

During the week ended December 16, 2017, Baker Botts, Wachtell Lipton and the parties’ respective Netherlands counsel completed negotiations of the terms of the definitive Business Combination Agreement and related transaction documentation.

On December 17, 2017, the CB&I Supervisory Board held a telephonic meeting attended by members of CB&I’s senior management and representatives of Centerview, Wachtell Lipton and De Brauw, to consider the transaction with McDermott. Mr. Mullen and other members of senior management updated the CB&I Supervisory Board on the status of negotiations with McDermott, as well as the status of CB&I’s consideration of other alternatives, including the Technology Sale and potential continued operation on a standalone basis. At this meeting, representatives of Centerview reviewed with the CB&I Supervisory Board Centerview’s financial analysis of the Exchange Offer Ratio. After discussion among the CB&I Supervisory Board and its advisors, representatives of Centerview delivered to the CB&I Supervisory Board an oral opinion, subsequently confirmed by delivery of a written opinion to the CB&I Boards dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of shares of CB&I Common Stock (other than Excluded Shares (as defined herein)). See the section of this Item 4 entitled “—Opinion of CB&I’s Financial Advisor” for a detailed description of Centerview’s opinion. Representatives of Wachtell Lipton and De Brauw discussed the directors’ fiduciary duties and presented to the CB&I Supervisory Board a detailed summary of the terms of the draft Business Combination Agreement and the financing commitments expected to be obtained by McDermott. That same day, the CB&I Management Board also held a telephonic meeting to discuss and consider the proposed business combination.

After extensive discussion and careful consideration, including as to the matters described in this Item 4(b) under the heading “Reasons for the Combination,” the CB&I Boards concluded that the proposed business combination with McDermott presented an attractive strategic opportunity for CB&I and its stakeholders and in addition was the best alternative available to CB&I and its stakeholders, taking into account that none of the bidders in the Technology Sale process had put forth an actionable proposal that would ensure CB&I would have sufficient liquidity and credit to fund ongoing operations following a Technology Sale and that none appeared likely to do so, and the fact that under the terms of CB&I’s outstanding indebtedness, CB&I would have no choice but to seek bankruptcy protection if it did not enter into either an agreement with respect to the Technology Sale or the transaction with McDermott. As part of this discussion, the CB&I Boards considered the fact that CB&I’s efforts to obtain commitments for new financing on a standalone basis that would permit the refinancing of its existing debt had not been successful. Accordingly, the CB&I Boards unanimously determined that the Business Combination Agreement and the combination were fair to, advisable and in the best interests of CB&I and its stockholders and unanimously approved the Business Combination Agreement and the Combination, with such determination and approval conditioned on confirmation by CB&I management that McDermott had obtained financing commitments in an amount deemed to be sufficient by CB&I management.

On December 17, 2017, the McDermott Board held a special meeting in Houston, Texas, attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts. Members of McDermott management provided an update on the status of the proposed business combination, including financial analysis of the two companies, due diligence, transaction structure, the negotiation of the draft Business Combination Agreement and financing. Representatives of Goldman Sachs and Greenhill reviewed their respective preliminary financial analyses of the Exchange Offer Ratio. Those discussions included information from McDermott management regarding the impacts of then-pending U.S. tax reform legislation, including that such tax reform was projected by McDermott management to have no significant impact on McDermott as a stand-alone company and a positive impact on the pro forma combined business. Representatives of Moelis provided an update on the financing process. Representatives of Baker Botts discussed the directors’ fiduciary duties (based on advice from McDermott’s Panamanian counsel) and summarized the terms of the draft Business Combination Agreement for the McDermott Board. The McDermott Board had an extensive discussion and gave careful consideration to matters related to the proposed business combination, including as to the matters described in the section entitled “The Combination — McDermott’s Reasons for the Combination; Recommendation of the McDermott Board” in the Exchange Offer Prospectus. The McDermott Board then postponed making a final determination as to the proposed business combination until the following day, in order to allow time for additional commitments related to the financing to be obtained.

On December 17, 2017 and December 18, 2017, CB&I, McDermott and their advisors finalized the final details of the Business Combination Agreement and McDermott completed the obtaining of financing commitments for the new financing to be used to repay or refinance existing indebtedness of each of CB&I and McDermott and to finance the combined company’s operations following completion of the Combination.

On December 18, 2017, the McDermott Board held a telephonic special meeting attended by representatives of Goldman Sachs, Greenhill, Moelis and Baker Botts after the additional commitments related to the financing had been obtained. Representatives of Goldman Sachs and Greenhill reviewed with the McDermott Board their financial analysis of the Exchange Offer Ratio. After discussion among the McDermott Board and its advisors, representatives of each of Goldman Sachs and Greenhill delivered to the McDermott Board an oral opinion, subsequently confirmed by delivery of a written opinion dated as of the same date, that as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to McDermott. See the sections entitled “The Combination — Opinion of McDermott’s Financial Advisors” in the Exchange Offer Prospectus for a detailed description of those opinions.

After due consideration and consultation with its outside legal and financial advisors, the McDermott Board, by a vote of eight to one: (1) determined that the Core Transactions and the Exchange Offer and the other transactions contemplated by the Business Combination Agreement are in the best interests of McDermott and its stockholders and that it was in the best interests of McDermott and the stockholders of McDermott to enter into the Business Combination Agreement; (2) adopted and approved the Business Combination Agreement and McDermott’s execution, delivery and performance of the Business Combination Agreement and the consummation of the transactions contemplated thereby, including the McDermott Reverse Stock Split Articles Amendment, the McDermott Authorized Capital Articles Amendment and the McDermott Stock Issuance; and (3) resolved to recommend that the holders of shares of McDermott Common Stock adopt the McDermott Reverse Stock Split Articles Amendment Resolution and the McDermott Authorized Capital Articles Amendment Resolution and approve the McDermott Stock Issuance proposal, in each case upon the terms and subject to the conditions stated in the Business Combination Agreement.

In the afternoon of December 18, 2017, CB&I and McDermott executed the Business Combination Agreement, McDermott entered into financing commitments with respect to the combination and CB&I executed the amendments to the terms of its existing indebtedness, and CB&I and McDermott issued a joint press release announcing the Combination.

On January 24, 2018, McDermott, CB&I and the other parties thereto entered into an Amendment and Partial Assignment and Assumption (the “Amendment”) of the Business Combination Agreement. The purpose of the Amendment was to add McDermott Technology (2), B.V., a direct, wholly owned subsidiary of McDermott Bidco incorporated under the laws of the Netherlands (“McDermott Bidco 2”), and McDermott Technology (3), B.V., a direct, wholly owned subsidiary of McDermott Bidco incorporated under the laws of the Netherlands, as parties to the Business Combination Agreement, provide for the assignment of certain rights of McDermott Bidco under the Business Combination Agreement to McDermott Bidco 2 and make certain other ministerial changes.

Reasons for the Recommendation of the CB&I Boards

The CB&I Supervisory Board recommends that CB&I stockholders vote:

1.	“FOR” the Articles Amendment Resolution;

2.	“FOR” the Merger Resolution;

3.	“FOR” the Sale Resolutions;

4.	“FOR” the Liquidation Resolutions;

5.	“FOR” the Discharge Resolutions; and

6.	“FOR” the Compensation Resolution.

In evaluating the Combination and the Business Combination Agreement and arriving at its determination, the CB&I Boards consulted with CB&I’s senior management and CB&I’s outside legal and financial advisors and considered a number of substantive factors, both positive and negative, regarding the Combination. The CB&I Boards believe that, taken as a whole, the following factors supported its decision to approve the Combination:

•	Consideration. The value of the consideration to be received by CB&I shareholders in relation to (1) the market prices of CB&I Common Stock prior to the CB&I Boards’ approval of the Business Combination Agreement; (2) the CB&I Boards’ assessment of the value of and viability of CB&I as an independent entity; and (3) the value that could potentially be obtained through, and the viability of, other strategic alternatives available to CB&I.

•	Creation of Fully Vertically Integrated Onshore-Offshore Company. The CB&I Boards considered that the Combination would create a fully vertically integrated onshore-offshore company with a broad engineering, procurement, construction and installation service offering and market-leading technology portfolio.

•	Participation in Potential Upside. The fact that, since CB&I shareholders will receive shares of McDermott Common Stock in exchange for their shares of CB&I Common Stock in the Combination, CB&I shareholders will benefit from an approximately 47% pro forma continuing equity ownership in McDermott (based on share prices of CB&I Common Stock and McDermott Common Stock on December 18, 2017) and have the opportunity to participate in any future earnings or growth of McDermott and future appreciation in the value of McDermott Common Stock following the Combination should they determine to retain the shares of McDermott Common Stock received in the Combination.

•	Expected Cost Synergies. The expectation that the combined business will generate anticipated annualized cost synergies of $250 million by 2019, which CB&I shareholders will benefit from as continuing stockholders of McDermott. The CB&I Boards also considered that there could be no assurance that any particular amount of such synergies would be achieved following completion of the Combination or on the anticipated timeframe.

•	Comparison of Strategic and Financial Alternatives. On August 9, 2017, CB&I entered into amendments to its credit facilities and note purchase agreements with its lenders which required CB&I to commence a process to sell its technology business on a specified, compressed timetable in order to generate capital to repay CB&I’s existing indebtedness. On several occasions in the fall of 2017, the CB&I Boards evaluated carefully, with the assistance of outside legal and financial advisors, the risks and potential benefits associated with a number of strategic or financial alternatives and the potential for stakeholder value associated with those alternatives, including the following:

•	the status of the technology sale process and potential options to address the transaction certainty concerns with respect to certain of the potential bidders for the technology business, including ability to obtain required regulatory approvals, either on a timely basis, or at all, the possibility that some of the potential acquirors might require CB&I to obtain a solvency opinion and the prospects for obtaining such an opinion, the potential need to prepare audited financials for the technology business and financing concerns;

•

the proposals received in the technology sale process, including an evaluation of whether any of the proposals as received would be actionable by CB&I in light of the terms proposed, execution risk, and the likely absence of sufficient financing for CB&I to properly fund its ongoing operations after a sale of the technology business, taking into account results of discussions with and proposals received from potential financing sources, as well as the projected level of CB&I’s indebtedness by the time of a technology sale closing, the projected liquidity and credit needs of

CB&I, and that a sale of technology at the proposed valuations would likely be sufficient to repay CB&I’s indebtedness but with little excess to support CB&I’s ongoing liquidity needs;

•	that one of the financing parties that had indicated a potential willingness to provide new financing to CB&I on a standalone basis was no longer interested in participating unless a technology sale was completed, and the other party remained potentially interested but would be unable to provide sufficient liquidity to meet CB&I’s needs on its own;

•	that ultimately the technology sale process did not produce any proposals which were, in the view of the CB&I Boards after discussion and analysis, superior options to the Combination, due in part to the lack of financing options for CB&I to meet its liquidity and operational needs following a technology sale, the likelihood of the technology sale proceeds to repay CB&I’s outstanding indebtedness, and the likelihood of consummation of the technology sale;

•	that the Combination would create more value for CB&I and its stakeholders, taken as a whole, than the technology sale would have, which was likely to benefit first and foremost (if not only), CB&I’s secured creditors; and

•	that the Combination presented the best alternative available to CB&I and all of its stakeholders, and that continuing to actively pursue other strategic alternatives, including a potential technology sale, was likely to jeopardize CB&I’s ability to achieve any of the available alternatives.

As a result, the CB&I Boards, supported by the analysis of CB&I’s legal and financial advisors, concluded that the proposed Combination presented an attractive strategic opportunity for CB&I and its stakeholders and in addition was the best alternative available to CB&I and its stakeholders, due to the expectation of the CB&I Boards that none of the bidders in the technology sale process was able to put forth an actionable proposal that would permit CB&I to continue to operate with sufficient liquidity and credit to fund ongoing operations following a technology sale, and the fact that under the terms of CB&I’s outstanding indebtedness, CB&I would have no choice but to seek bankruptcy protection if it did not enter into an agreement with respect to either the technology sale or the Combination. As part of this discussion, the CB&I Boards considered the fact that CB&I’s efforts to obtain commitments for new financing on a standalone basis that would permit the refinancing of its existing debt had not been successful. Accordingly, the CB&I Boards unanimously determined that the Business Combination Agreement and the Combination were fair to, advisable and in the best interests of CB&I and its business, taking into account the interests of shareholders, creditors, employees and other stakeholders of CB&I and the CB&I group and unanimously approved the Business Combination Agreement and the Combination, with such determination and approval conditioned on confirmation by CB&I management that McDermott had obtained financing commitments in an amount deemed to be sufficient by CB&I management.

•	Uncertainty of Future Common Stock Market Price. The CB&I Boards considered CB&I’s business, assets, financial condition, results of operations, management, competitive position and prospects, as well as current industry, economic and stock and credit market conditions. The CB&I Boards also considered CB&I’s liquidity constraints and the financial covenants contained in the agreements governing CB&I’s outstanding indebtedness. In connection with these considerations, the CB&I Boards considered the attendant risk that, if CB&I completed the technology sale and remained independent, CB&I may not have sufficient liquidity to fund its financial and operational needs, which would have a negative impact on its future stock price.

•	Negotiations with McDermott. The benefits that CB&I and its advisors were able to obtain during its extensive negotiations with McDermott, including negotiating an increase in the Exchange Offer Ratio. The CB&I Boards believed that the consideration reflected in the Business Combination Agreement was the best transaction that could be obtained by CB&I shareholders at the time, and that there was no assurance that a more favorable opportunity would arise later or through any alternative transaction.

•	Fixed Exchange Offer Ratio. The fact that because the Exchange Offer Ratio is a fixed ratio of shares of McDermott Common Stock to shares of CB&I Common Stock, CB&I shareholders will have the opportunity to benefit from any increase in the trading price of shares of McDermott Common Stock between the announcement of the Combination and the completion of the Combination.

•	Financial Advisor’s Financial Analyses and Opinion. The oral opinion of Centerview rendered to the Supervisory Board on December 17, 2017, which was subsequently confirmed by delivery of a written opinion to the CB&I Boards dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of shares of CB&I Common Stock (other than McDermott or its affiliates). For a summary of Centerview’s opinion, please see the section of this Item 4 entitled “Opinion of CB&I’s Financial Advisor” beginning on page 29.

•	Likelihood of Consummation. The likelihood that the Combination would be completed, in light of, among other things, the nature of the closing conditions, which are minimal and customary, the likelihood of satisfaction of the closing conditions, including the financing condition, the strength of the financial covenants and the likelihood the Combination would be approved by the requisite regulatory authorities.

•	Terms of the Business Combination Agreement. The terms and conditions of the Business Combination Agreement, including (1) the representations, warranties and covenants of the parties, (2) the conditions to the parties’ obligations to complete the Combination and their limited ability to terminate the Business Combination Agreement, (3) the ability of CB&I to specifically enforce the terms of the Business Combination Agreement, (4) the fact that before the CB&I Shareholder Approval is obtained, the CB&I Boards, under certain circumstances, are permitted to discuss and negotiate any unsolicited acquisition proposal, should one be made, and, under certain circumstances, may terminate the Business Combination Agreement to enter into an unsolicited superior acquisition proposal (concurrently with paying a $60 million termination fee to McDermott) and (5) the structure of the Combination, which includes an Exchange Offer which permits CB&I shareholders to exchange their shares of CB&I Common Stock for shares of McDermott Common Stock in a transaction without incurring Dutch Dividend Withholding Tax.

•	Financial Strength of McDermott. The likelihood that McDermott would be able to finance the Combination and the combined business given McDermott’s financial resources, financial profile and the financing commitments that it obtained from Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, Goldman Sachs Bank USA, ABN AMRO Capital USA LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Standard Chartered Bank and HSBC.

•	McDermott’s Business and Management. The results of the due diligence investigation that CB&I senior management conducted with the assistance of its advisors on McDermott with respect to certain matters and capabilities of McDermott and its management, including the historical experience of McDermott’s management in strengthening its financial condition.

•	The Combined Business’ Board and Management. That five persons who are current members of the CB&I Supervisory Board will serve on the McDermott Board of Directors following completion of the Combination and that Patrick Mullen, President and Chief Executive Officer of CB&I, will remain with the combined business for a transition period following the closing of the Combination.

•

Absence of Competing Offers. That CB&I had not received any inquiries concerning alternative whole-company transactions and, in fact, when CB&I approached one of the bidders in the technology sale process regarding a strategic combination in lieu of an acquisition solely of the technology business, the bidder indicated that it was not interested in pursuing a transaction with CB&I other than an acquisition of the technology business. The CB&I Boards also believed that the benefits of soliciting interest from any other potential parties were outweighed by a number of risks, including that such solicitation would jeopardize the proposed transaction with McDermott and/or the technology sale process. The CB&I Boards also observed that, in the event any third party were to seek to make such a proposal, CB&I retained the ability to consider unsolicited proposals after the execution of the Business Combination Agreement until the CB&I Shareholder Approval is obtained and to enter into an agreement with respect to a superior acquisition proposal under certain circumstances (concurrently with terminating the Business Combination Agreement and paying a $60 million termination fee to McDermott).

The CB&I Boards also considered certain potentially negative factors in its deliberations concerning the Combination, including the following:

•	Fixed Exchange Offer Ratio. The fact that because the Exchange Offer Ratio is a fixed ratio of shares of McDermott Common Stock to shares of CB&I Common Stock, CB&I shareholders could be adversely affected by a decrease in the trading price of shares of McDermott Common Stock during the pendency of the Combination, and the fact that the Business Combination Agreement does not provide CB&I with a price-based termination right or other similar protection. The CB&I Boards determined that this structure was appropriate and the risk acceptable in view of factors such as the CB&I Boards’ review of the relative intrinsic values and financial performance of CB&I and McDermott.

•	Possible Failure to Achieve Synergies. The risk that the potential benefits and synergies sought in the Combination will not be realized or will not be realized within the expected time period, the risk associated with the integration by McDermott of CB&I and the fact that the analyses and projections on which the CB&I Boards made their determinations are estimates and therefore uncertain.

•	McDermott Indebtedness. The fact that McDermott will have a significant amount of indebtedness and debt service requirements following the Combination, which could adversely affect McDermott following the Combination by inhibiting McDermott’s business flexibility and imposing significant interest expense, and therefore adversely affect CB&I shareholders as stockholders of McDermott should they determine to retain the shares of McDermott Common Stock received in the Combination.

•	Combination Financing. The risk that, despite the relatively limited conditionality, the debt financing contemplated by the Business Combination Agreement will not be obtained, resulting in McDermott not having sufficient funds to complete the Combination, or McDermott not having sufficient funds to operate following the Combination and the fact that the debt financing is a condition to completion of the Combination.

•	Restrictions on Operation of CB&I’s Business. The requirement that CB&I conduct its business in all material respects in the ordinary course prior to completion of the Combination and subject to specified restrictions unless McDermott provides its prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), which might delay or prevent CB&I from undertaking certain business opportunities that might arise pending completion of the Combination. The CB&I Boards also considered that these restrictions were customary and acceptable.

•	Termination for Superior Proposals. The fact that McDermott retained the ability to consider unsolicited proposals after the execution of the Business Combination Agreement until the McDermott Stockholder Approval is obtained and to enter into an agreement with respect to a superior acquisition proposal under certain circumstances (concurrently with terminating the Business Combination Agreement and paying a $60 million termination fee to CB&I).

•	Other Risks. The risks described under “Cautionary Statement Regarding Forward-Looking Statements” in the Exchange Offer Prospectus.

The CB&I Boards concluded that the benefits of the transaction to CB&I and its stakeholders outweighed the perceived risks. In view of the wide variety of factors considered, and the complexity of these matters, the CB&I Boards did not find it practicable to, and did not attempt to, quantify or assign any relative or specific weights to the various factors it considered. Rather, the CB&I Boards viewed the decisions as being based on the totality of the information available to it. In addition, individual members of the CB&I Boards may have given differing weights to different factors.

(c)	Intent to Tender

To the knowledge of CB&I after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of CB&I’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all shares of CB&I Common Stock held of record or beneficially owned by each such person or entity pursuant to the Exchange Offer, as it may be extended (other than shares of CB&I Common Stock for which such holder does not have discretionary authority). The foregoing does not include any shares of CB&I Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinion of CB&I’s Financial Advisor

On December 17, 2017, Centerview rendered to the CB&I Supervisory Board its oral opinion, subsequently confirmed in a written opinion to the CB&I Boards dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of shares of CB&I Common Stock (other than shares of CB&I Common Stock held by McDermott and its affiliates, the “Excluded Shares”).

The full text of Centerview’s written opinion, dated December 17, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A hereto and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex D. Centerview’s financial advisory services and opinion were provided for the information and assistance of the CB&I Boards (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Combination and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, of the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement to the holders of shares of CB&I Common Stock (other than Excluded Shares). Centerview’s opinion did not address any other term or aspect of the Business Combination Agreement or the Combination and does not constitute a recommendation to any shareholder of CB&I or any other person as to how such shareholder or other person should vote with respect to the Combination or otherwise act with respect to the Combination or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Business Combination Agreement dated December 17, 2017, referred to in this section of the document as the “Draft Agreement”;

•	Annual Reports on Form 10-K of CB&I for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

•	Annual Reports on Form 10-K of McDermott for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

•	the Current Report on Form 8-K dated April 25, 2017 of McDermott;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of CB&I;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of McDermott;

•	certain publicly available research analyst reports for CB&I and McDermott;

•	certain other communications from CB&I and McDermott to their respective shareholders or stockholders, as applicable;

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of CB&I, including certain financial forecasts, analyses and projections relating to CB&I prepared by management of CB&I and furnished to Centerview by CB&I for purposes of Centerview’s analysis, which are referred to in this section of this document as the “CB&I Forecasts,” and which are collectively referred to in this section of this document as the “CB&I Internal Data”;

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of McDermott, including certain financial forecasts, analyses and projections relating to McDermott prepared by management of McDermott and furnished to Centerview by McDermott for purposes of Centerview’s analysis, which are referred to in this section of this document as the “McDermott Forecasts,” and which are collectively referred to in this section of this document as the “McDermott Internal Data”; and

•	certain tax and other cost savings and operating synergies projected by the management of CB&I and the management of McDermott to result from the Combination furnished to Centerview by CB&I for purposes of Centerview’s analysis, which are referred to in this section of this document as the “Synergies”.

Centerview also participated in discussions with members of the senior management and representatives of CB&I and McDermott regarding their assessment of the CB&I Internal Data, the McDermott Internal Data and the Synergies, as appropriate, and the strategic rationale for the Combination. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for CB&I and McDermott and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Combination with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with CB&I’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at CB&I’s direction, that the CB&I Internal Data (including, without limitation, the CB&I Forecasts) and the Synergies were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of CB&I as to the matters covered thereby and, that the McDermott Internal Data (including, without limitation, the McDermott Forecasts) and the Synergies were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of McDermott as to the matters covered thereby, and Centerview relied, at CB&I’s direction, on the CB&I Internal Data, the McDermott Internal Data and the Synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the CB&I Internal Data, the McDermott Internal Data, the Synergies or the assumptions on which they were based. In addition, at CB&I’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of CB&I, McDermott or any other entity, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of CB&I, McDermott or any other entity.

Centerview assumed, at CB&I’s direction, that the final executed Business Combination Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview. Centerview also assumed, at CB&I’s direction, that the Combination will be consummated on the terms set forth in the Business Combination Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Combination, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview further assumed, at CB&I’s direction, that the Merger and the related elements of the Combination, taken together, will qualify for U.S. federal income tax purposes as one or more reorganizations with the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Centerview did not evaluate and did not express any opinion as to the solvency, viability or fair value of CB&I, McDermott or any other entity, or the ability of CB&I, McDermott or any other such entity to pay their respective obligations when they come due, or as to the impact of the Combination on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, CB&I’s underlying business decision to proceed with or effect the Combination, or the relative merits of the Combination as compared to any alternative business strategies or transactions that might be available to CB&I or in which CB&I might engage, including, without limitation, a sale of all or a portion of CB&I’s technology and engineered products business. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of shares of CB&I Common Stock (other than Excluded Shares) of the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Business Combination Agreement or the Combination, including, without limitation, the structure or form of the Combination, or any other agreements or arrangements contemplated by the Business Combination Agreement or entered into in connection with or otherwise contemplated by the Combination, including, without limitation, the fairness of the Combination or any other term or aspect of the Combination to, or any consideration to be received in connection therewith by, or the impact of the Combination on, the holders of any other class of securities, creditors or other constituencies of CB&I or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of CB&I or any party, or class of such persons in connection with the Combination, whether relative to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement or otherwise. Centerview’s opinion related to the relative values of CB&I and McDermott. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview did not express any view or opinion as to what the value of shares of McDermott Common Stock actually will be when issued pursuant to the Combination or the prices at which the shares of CB&I Common Stock or shares of McDermott Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Combination. Centerview’s opinion does not constitute a recommendation to any shareholder of CB&I or any other person as to how such shareholder or other person should vote with respect to the Combination or otherwise act with respect to the Combination or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the CB&I Boards (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Combination. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the CB&I Supervisory Board in connection with Centerview’s oral opinion, dated December 17, 2017, and subsequently confirmed in a written opinion to the CB&I Boards dated such date. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of CB&I. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CB&I or any other parties to the Combination. None of CB&I, McDermott, any other party to the Business Combination Agreement or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of CB&I do not purport to be appraisals or reflect the prices at which CB&I may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 15, 2017 (the last trading day before Centerview rendered its opinion) and is not necessarily indicative of current market conditions. In addition, the following financial analyses exclude the potential impact from the McDermott Reverse Stock Split. For purposes of the financial analyses described below, earnings before interest, taxes, depreciation and amortization was calculated treating stock-based compensation as an expense and adjusted for the estimated value of net income attributable to non-controlling interests and certain one-time items, and is referred to in this summary of Centerview’s opinion as “Adjusted EBITDA.” A calendar year ended December 31 is referred to in this summary of Centerview’s opinion as “CY”.

Selected Public Comparable Companies Analysis

Centerview reviewed and compared certain financial information for CB&I and McDermott to corresponding financial information for the following publicly traded companies in the engineering, procurement and construction (referred to in this section of this document as “EPC”) industry, and the offshore oil and gas EPC industry, that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to CB&I and McDermott:

Selected EPC Companies

•	Jacobs Engineering Group Inc.

•	SNC-Lavalin Group Inc.

•	Fluor Corporation

•	Quanta Services Inc.

•	AECOM

•	John Wood Group PLC

•	KBR Inc.

Selected Offshore Oil and Gas EPC Companies

•	TechnipFMC plc

•	Subsea 7 S.A.

•	Saipem S.p.A.

•	Petrofac Limited

•	Aker Solutions ASA

Although none of the selected companies is directly comparable to CB&I or McDermott, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies in the EPC or offshore oil and gas EPC businesses that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of CB&I and McDermott. However, because none of the selected companies is exactly the same as CB&I or McDermott, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of CB&I, McDermott and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of December 15, 2017, Centerview calculated, for each selected company, among other things, aggregate enterprise value as a multiple of the estimated Adjusted EBITDA for CY 2018 and CY 2019. Such calculations were performed on a pro forma basis for significant merger and acquisition transactions undertaken by selected companies.

The results of these analyses are summarized below:

Selected EPC Companies	EV/Adj. EBITDA CY 2018E	EV/Adj. EBITDA CY 2019E
Jacobs Engineering Group Inc.	10.3x	9.3x
SNC-Lavalin Group Inc.	10.5x	10.3x
Fluor Corporation	8.4x	7.0x
Quanta Services	8.1x	7.1x
AECOM	9.1x	8.0x
John Wood Group PLC	9.7x	8.3x
KBR Inc.	8.1x	7.6x

Selected Offshore Oil and Gas EPC Companies	EV/Adj. EBITDA CY 2018E	EV/Adj. EBITDA CY 2019E
TechnipFMC plc	6.7x	6.4x
Subsea 7 S.A.	5.2x	5.1x
Saipem S.p.A.	5.3x	5.1x
Petrofac Limited	6.1x	6.9x
Aker Solutions ASA	9.7x	8.9x

	EV/Adj. EBITDA CY 2018E				EV/Adj. EBITDA CY 2019E
	Low	Mean	Median	High	Low	Mean	Median	High
Selected EPC Companies	8.1x	9.2x	9.1x	10.5x	7.0x	8.2x	8.0x	10.3x
Selected Offshore Oil and Gas EPC Companies	5.2x	6.6x	6.1x	9.7x	5.1x	6.5x	6.4x	8.9x

Based on the foregoing analysis, its experience and professional judgment, and other factors Centerview deemed relevant, including historical forward enterprise value to Adjusted EBITDA trading multiples of CB&I and McDermott and of certain of their peers, for purposes of its analysis Centerview selected an enterprise value to CY 2018 estimated Adjusted EBITDA multiple reference range of 6.0x to 8.5x for CB&I and 6.0x to 7.0x for McDermott. Centerview also selected an enterprise value to CY 2019 estimated Adjusted EBITDA multiple reference range of 6.0x to 7.5x for CB&I and 5.75x to 6.75x for McDermott. Using these reference ranges and CB&I’s estimated Adjusted EBITDA for each corresponding year, as reflected in the CB&I Forecasts, Centerview calculated a range of implied values per share of CB&I Common Stock of $12.28 to $25.55 for CY 2018 and $12.11 to $20.03 for CY 2019. Using these reference ranges and McDermott’s estimated Adjusted EBITDA for each corresponding year, as reflected in the McDermott Forecasts, Centerview calculated a range of implied values per share of McDermott Common Stock of $5.80 to $6.87 for CY 2018 and $5.55 to $6.62 for CY 2019. Centerview then calculated the ratio of the lowest implied per share price of CB&I Common Stock to the highest implied per share price of McDermott Common Stock and the ratio of the highest implied per share price of CB&I Common Stock to the lowest implied per share price of McDermott Common Stock to derive an implied exchange ratio range of 1.78720x to 4.40294x for CY 2018, and 1.82969x to 3.61000x for CY 2019. Centerview then compared these implied exchange ratios to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

Selected Precedent Transactions Analysis

Centerview performed a selected precedent transactions analysis in which Centerview reviewed publicly available financial terms of the following selected transactions in the EPC industry that Centerview in its professional judgment deemed relevant to consider in relation to CB&I, McDermott and the Combination.

The selected transactions were:

Transaction Announcement	Acquiror	Target	Enterprise Value (billions)
August 2017	Jacobs Engineering Group Inc.	CH2M HILL Companies Ltd.	$3.3
April 2017	SNC-Lavalin Group Inc.	WS Atkins plc	£2.2
March 2017	John Wood Group PLC	Amec Foster Wheeler plc	£3.4
May 2016	Technip S.A.	FMC Technologies, Inc.	$6.5
July 2014	AECOM	URS Corporation	$6.1
June 2014	SNC-Lavalin Group Inc.	Kentz Corporation Ltd.	£1.3
January 2014	Amec Plc	Foster Wheeler AG	$2.9
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	AUD$1.2
July 2012	Chicago Bridge & Iron Company	The Shaw Group Inc.	$1.9
February 2012	URS Corporation	Flint Energy Services Ltd.	CAD$1.5

No company or transaction used in this analysis is identical or directly comparable to CB&I (as it existed at the time of Centerview’s analysis), McDermott or the Combination. The companies included in the selected transactions listed above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of CB&I and McDermott. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of CB&I, McDermott and the companies included in the selected transaction analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transaction analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies, CB&I and McDermott.

Financial data for the selected transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings and other data sources.

Using publicly available information, Centerview calculated, for each of the selected transactions set forth above, among other things, the enterprise implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s Adjusted EBITDA (generally based on the average Adjusted EBITDA of each target company for the preceding twelve months prior to the transaction announcement, except where such information was not available).

The results of these analyses are summarized below:

Transaction Announcement	Acquiror	Target	EV/Last 12 Months Adj. EBITDA
August 2017	Jacobs Engineering Group Inc.	CH2M HILL Companies Ltd.	10.1x
April 2017	SNC-Lavalin Group Inc.	WS Atkins plc	12.1x
March 2017	John Wood Group PLC	Amec Foster Wheeler plc	10.5x
May 2016	Technip S.A.	FMC Technologies, Inc.	7.6x
July 2014	AECOM	URS Corporation	9.1x
June 2014	SNC-Lavalin Group Inc.	Kentz Corporation(1)	12.3x
January 2014	Amec Plc	Foster Wheeler AG	11.4x
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	7.2x
July 2012	Chicago Bridge & Iron Company	The Shaw Group Inc.(2)(3)	7.0x
February 2012	URS Corporation	Flint Energy Services Ltd.	11.5x

(1)	Kentz Corporation is presented pro forma for the Valerus Fields Solutions acquisition.
(2)	The Shaw Group Inc. is presented pro forma for the divestiture of its energy and chemical division to Technip.
(3)	Based on fiscal year August 2012E projections.

EV / Last 12 Month Adj. EBITDA
	Low	Average	Median	High
Selected Transactions	7.0x	9.9x	10.3x	12.3x

Based on the foregoing analysis, its experience and professional judgment, and other factors Centerview deemed relevant, for purposes of its analysis Centerview selected an enterprise value to CY 2017 estimated Adjusted EBITDA multiple reference range of 7.0x to 9.0x for each of CB&I and McDermott. Using these reference ranges and CB&I’s CY 2017 estimated Adjusted EBITDA, as reflected in the CB&I Forecasts (and reflecting project chargebacks and pro forma to exclude CB&I’s capital services business which was previously divested), Centerview calculated a range of implied values per share of CB&I Common Stock of $18.63 to $29.55 for CY 2017. Using these reference ranges and McDermott’s CY 2017 estimated Adjusted EBITDA, as reflected in the McDermott Forecasts, Centerview calculated a range of implied values per share of McDermott Common Stock of $8.54 to $11.15 for CY 2017. Centerview then calculated the ratio of the lowest implied per share price of CB&I Common Stock to the highest implied per share price of McDermott Common Stock and the ratio of the highest implied per share price of CB&I Common Stock to the lowest implied per share price of McDermott Common Stock to derive an implied exchange ratio range of 1.67131x to 3.46012x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of CB&I based on the CB&I Forecasts and McDermott based on the McDermott Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing these analyses, Centerview calculated the estimated present value of the standalone unlevered after-tax free cash flows that CB&I and McDermott were each forecasted to generate during the year ending

December 31, 2018 through the year ending December 31, 2022. In the case of CB&I, the unlevered free cash flow was adjusted to exclude the cash impact of CB&I’s net operating loss carryforwards, or NOLs. Financial data of CB&I was based on the CB&I Forecasts. Financial data of McDermott was based on the McDermott Forecasts. The terminal value of CB&I at the end of the forecast period was estimated based on an enterprise value exit multiple range of 6.0x to 8.5x. The terminal value of McDermott at the end of the forecast period was estimated based on an enterprise value exit multiple range of 6.0x to 7.0x. The ranges of exit multiples were estimated by Centerview utilizing its professional judgment and experience, taking into account the relevant company, among other matters, the CB&I Internal Data, the McDermott Internal Data, industry conditions and trends and market expectations regarding long-term real growth of gross domestic product and inflation. The cash flows and terminal values were then discounted to present value (as of December 31, 2017) using discount rates ranging from 9.5% to 10.5% for CB&I and 11.0% to 12.0% for McDermott. These ranges of discount rates were determined based on Centerview’s analysis of CB&I’s and McDermott’s respective weighted average costs of capital. In the case of CB&I, Centerview separately calculated the estimated present value of CB&I’s estimated NOL’s for the years ending December 31, 2018 through December 31, 2028, as reflected in the Forecasts, using a discount rate of 11.5% determined based on Centerview’s analysis of CB&I’s cost of equity. Based on these analyses, Centerview calculated a range of approximate implied enterprise values for each of CB&I and McDermott and implied values per share of CB&I Common Stock of $20.97 to $33.61, and McDermott Common Stock of $9.77 to $11.50. Centerview then calculated the ratio of the highest implied price per share of CB&I Common Stock to the lowest implied price per share of McDermott Common Stock and the ratio of the lowest implied price per share of CB&I Common Stock to the highest implied price per share of McDermott Common Stock to derive an implied exchange ratio range of 1.82312x to 3.44048x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

In addition, Centerview performed a valuation analysis of the Synergies. Centerview first performed a discounted cash flow analysis of the unlevered-free cash flow the cost and operating synergies reflected in the Synergies (the “Cost Synergies”) were forecasted to generate during the year ending December 31, 2018 through the year ending December 31, 2022. The terminal value of Cost Synergies at the end of the forecast period was estimated based on an enterprise value exit multiple range of 6.0x to 8.5x. This range of exit multiples was estimated by Centerview utilizing its professional judgment and experience, taking into account, among other matters, the combined company, the CB&I Internal Data, the McDermott Internal Data, industry conditions and trends and market expectations regarding long-term real growth of gross domestic product and inflation. These cash flows and terminal values were then discounted to present value (as of December 31, 2017) using discount rates ranging from 9.5% to 10.5%. This range of discount rates was determined based on Centerview’s analysis of the combined company’s weighted average costs of capital after giving effect to the Combination. This analysis indicated a range of approximate net present values of the Cost Synergies. Centerview separately performed a discounted cash flow analysis of the cash flow impact of the tax-related synergies forecasted to result from tax basis step-up associated with the sale of CB&I’s technology business as contemplated by the Business Combination Agreement for the 15-year period following the Combination, as reflected in the Synergies (the “Tax Synergies”). These cash flows were then discounted to present value (as of December 31, 2017) using the discount rates ranging from 9.5% to 10.5%, selected as described above.

Centerview then calculated a value per share of CB&I Common Stock of 47% (reflecting the pro forma ownership of the combined company by current CB&I shareholders contemplated by the Business Combination Agreement) of the mid-point of the value ranges for the Cost Synergies and Tax Synergies calculated above in the immediately preceding paragraph (and subtracting the net present value of CB&I’s standalone U.S. net operating losses anticipated to be utilized in the sale of CB&I’s technology business as contemplated by the Business Combination Agreement) and adding such per share amount to $33.61 (the high end of the implied values per share of CB&I Common Stock as described in the second paragraph under this subsection “— Discounted Cash Flow Analysis”) to derive an implied synergized value per CB&I share of $39.24. Centerview then calculated a value per share of McDermott Common Stock of 53% (reflecting the pro forma ownership of the combined company by current McDermott shareholders contemplated by the Business

Combination Agreement) of the mid-point of the value ranges for the Cost Synergies and Tax Synergies calculated above in the immediately preceding paragraph and adding such per share amount to $11.50 (the high end of the implied values per share of McDermott Common Stock calculated in the second paragraph under this subsection “— Discounted Cash Flow Analysis”) to derive an implied synergized value per McDermott share of $15.01. Centerview then calculated the ratio of the implied synergized price per share of CB&I Common Stock of $39.24 to the lowest resulting implied price per share of McDermott Common Stock of $9.77 (calculated as described in the second paragraph under this subsection “—Discounted Cash Flow Analysis”) and the ratio of the lowest resulting implied price per share of CB&I Common Stock of $20.97 (calculated as described in the second paragraph under this subsection “—Discounted Cash Flow Analysis”) to the implied synergized price per share of McDermott Common Stock of $15.01 to derive an implied exchange ratio range of 1.39742x to 4.01683x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

Other Factors

Centerview noted for the CB&I Boards certain additional factors solely for informational purposes, including, among other things, the following:

•	Relative Contribution Analysis. Centerview performed a relative contribution analysis of CB&I and McDermott in which Centerview reviewed the implied exchange ratio calculated based on relative contributions of CB&I and McDermott to the pro forma combined company’s estimated revenue, Adjusted EBITDA and levered free cash flow (defined as operating cash flow minus capital expenditures), in each case for CY 2017 (estimated CB&I Adjusted EBITDA for CY 2017 also reflects project chargebacks and is pro forma to exclude CB&I’s capital services business which was previously divested), CY 2018 and CY 2019, and in each case on a levered basis (i.e., based on enterprise values as of December 15, 2017 and estimated net debt as of December 31, 2017) based on the CB&I Forecasts and the McDermott Forecasts and excluding the Synergies. These financial metrics were determined based on what Centerview deemed in its professional judgment to be relevant. The implied exchange ratios calculated by Centerview, excluding the Synergies, with respect to the pro forma combined company’s estimated revenue, Adjusted EBITDA and levered free cash flow for CY 2017, CY 2018 and CY 2019, are outlined in the table below. Centerview compared these implied exchange ratios to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x. Centerview noted that contribution analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

Implied Exchange Ratio
Revenue
CY 2017E	3.65822x
CY 2018E	3.78516x
CY 2019E	2.32808x
Adjusted EBITDA
CY 2017E	2.04171x
CY 2018E	2.63775x
CY 2019E	2.60988x
Levered Free Cash Flow(1)
CY 2017E	NM
CY 2018E	NM
CY 2019E	6.31845x

(1)	Levered Free Cash Flow for CY 2017E and CY 2018E is displayed as not meaningful (“NM”) due to negative estimated Free Cash Flow for CB&I in CY 2017 and CY 2018 and McDermott in CY 2017.

•	Historical Stock Price Trading Analysis. Centerview reviewed historical closing prices for shares of CB&I Common Stock and shares of McDermott Common Stock for the 52-week period ended December 15, 2017, which reflected low and high implied exchange ratios of 1.71601x to 4.83096x on a per trading day basis. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

•	Analyst Price Target Analysis. Centerview reviewed stock price targets for shares of CB&I Common Stock in Wall Street research analyst reports publicly available as of December 15, 2017, which indicated the latest available low and high stock price targets for shares of CB&I Common Stock ranging from $9.00 to $25.00 per share of CB&I Common Stock. Centerview also reviewed stock price targets for shares of McDermott Common Stock in Wall Street research analyst reports publicly available as of December 15, 2017, which indicated the latest available low and high stock price targets for shares of McDermott Common Stock ranging from $6.25 to $10.50 per share of McDermott Common Stock. Centerview then calculated the ratio of such low stock price target for shares of CB&I Common Stock to such high stock price target for shares of McDermott Common Stock and the ratio of such high stock price target for shares of CB&I Common Stock to such low stock price target for shares of McDermott Common Stock to derive an implied exchange ratio range of 0.85714x to 4.00000x. Centerview then compared this implied exchange ratio range to the Exchange Offer Ratio provided for pursuant to the Business Combination Agreement of 2.47221x.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the CB&I Boards in their evaluation of the Combination. Consequently, the analyses described above should not be viewed as determinative of the views of the CB&I Boards or management of CB&I with respect to the Exchange Offer Ratio or as to whether the CB&I Boards would have been willing to determine that a different exchange ratio or consideration was fair. The Exchange Offer Ratio for the Combination was determined through arm’s-length negotiations between CB&I and McDermott. Centerview provided advice to CB&I during these negotiations. Centerview did not, however recommend any specific amount of consideration or a specific exchange ratio to CB&I or the CB&I Boards, or state that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview was engaged to provide certain financial advisory services to CB&I, including strategic advisory services related to the Combination and other matters, and for such services Centerview received from CB&I the compensation described in the last paragraph under this subsection “—General.” In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to McDermott or the affiliates of McDermott party to the Business Combination Agreement, and Centerview did not receive any compensation from McDermott or the affiliates of McDermott party to the Business Combination Agreement. Centerview may provide investment banking and other services to or with respect to CB&I, McDermott, their respective affiliates party to the Business Combination Agreement, or any of their respective affiliates, in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (2) of Centerview’s affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, CB&I, McDermott, their respective affiliates party to the Business Combination Agreement, or any of their respective affiliates, or any other party that may be involved in the Combination.

The Boards of CB&I selected Centerview as their financial advisor in connection with the Combination based on Centerview’s reputation, qualifications and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Combination.

In connection with Centerview’s services as the financial advisor to CB&I, CB&I has agreed to pay Centerview an aggregate fee that is estimated as of the date of this filing to be approximately $45 million, $7 million of which was paid upon the delivery of Centerview’s opinion, $2 million of which was paid upon the execution of the engagement letter between Centerview and CB&I dated August 16, 2017 and the remainder of which is contingent upon, and will be payable upon, consummation of the Combination. In addition, CB&I has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

In connection with Centerview’s services as the financial advisor to CB&I, CB&I has agreed to pay Centerview an aggregate fee that is estimated as of the date of this filing to be approximately $45 million, $7 million of which was paid upon the delivery of Centerview’s opinion, $2 million of which was paid upon the execution of the engagement letter between Centerview and CB&I dated August 16, 2017 and the remainder of which is contingent upon, and will be payable upon, consummation of the Combination. In addition, CB&I has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

For more information with respect to the arrangements between CB&I and Centerview, see the information included in the section entitled “Item 4 - Opinion of CB&I’s Financial Advisor - General.”

CB&I has retained Innisfree M&A Incorporated to assist with the solicitation of proxies for the CB&I Special General Meeting for a fee not to exceed $25,000, plus reimbursement for out-of-pocket expenses. All expenses of solicitation of proxies will be borne by CB&I.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to shares of CB&I Common Stock have been effected by CB&I during the 60 days prior to the date of this Schedule 14D-9.

In addition to the transactions set forth in this Schedule 14D-9 under the heading “Item 3 – Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers, Directors and Affiliates of CB&I – CB&I Change in Control Agreements,” the following transactions with respect to shares of CB&I Common Stock have been effected by the members of the CB&I Boards or CB&I’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:

•	On February 14, 2018, Michael S. Taff was granted a restricted stock unit award relating to 142,633 shares of CB&I Common Stock.

•	On February 14, 2018, James W. Sabin was granted a restricted stock unit award relating to 54,876 shares of CB&I Common Stock.

•	On February 14, 2018, Westley S. Stockton was granted a restricted stock unit award relating to 24,378 shares of CB&I Common Stock.

•	On February 14, 2018, Richard W. Heo was granted a restricted stock unit award relating to 37,920 shares of CB&I Common Stock.

•	On February 14, 2018, Patrick K. Mullen was granted a restricted stock unit award relating to 352,113 shares of CB&I Common Stock.

•	On February 14, 2018, Daniel M. McCarthy was granted a restricted stock unit award relating to 120,261 shares of CB&I Common Stock.

•	On February 14, 2018, Duncan N. Wigney was granted a restricted stock unit award relating to 67,714 shares of CB&I Common Stock.

•	On February 14, 2018, Kirsten B. David was granted a restricted stock unit award relating to 67,714 shares of CB&I Common Stock.

•	On February 15, 2018, Westley S. Stockton disposed of 734 shares of CB&I Common Stock for $18.67 per share to cover taxes due on the February 15, 2018 vesting of restricted shares granted under the 2008 Long-Term Incentive Plan, as amended.

•	On February 16, 2018, Westley S. Stockton disposed of 742 shares of CB&I Common Stock for $18.71 per share to cover taxes due on the February 16, 2018 vesting of restricted shares granted under the 2008 Long-Term Incentive Plan, as amended.

•	On February 16, 2018, Westley S. Stockton disposed of 546 shares of CB&I Common Stock for $18.71 per share to cover taxes due on the February 16, 2018 vesting of restricted shares granted under the 2008 Long-Term Incentive Plan, as amended.

•	On February 20, 2018, Westley S. Stockton disposed of 285 shares of CB&I Common Stock for $18.68 per share to cover taxes due on the February 20, 2018 vesting of restricted shares granted under the 2008 Long-Term Incentive Plan, as amended.

To CB&I’s knowledge, after making reasonable inquiry, no other transactions with respect to shares of CB&I Common Stock have been effected by any of the members of the CB&I Boards or CB&I’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as contemplated by the Business Combination Agreement, CB&I is not engaged in any negotiations in response to the Exchange Offer that relate to (i) a tender offer or other acquisition of CB&I’s securities by CB&I, any subsidiary of CB&I or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving CB&I or any subsidiary of CB&I, (iii) any purchase, sale or transfer of a material amount of assets of CB&I or any subsidiary of CB&I, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of CB&I.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the CB&I Boards, agreements in principle or signed contracts in response to the Exchange Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

(a)	Appraisal Rights

CB&I shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the CB&I Common Stock in connection with the Exchange Offer.

(b)	Regulatory and Other Approvals

Regulatory Approvals Related to the Combination

The Combination was subject to review by the Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) under the HSR Act. Under the HSR Act, McDermott and CB&I were required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the Combination. On January 9, 2018, McDermott and CB&I each filed a Premerger Notification and Report Form with the Antitrust Division and the FTC pursuant to the HSR Act. On January 24, 2018, the FTC granted early termination of the waiting period under the HSR Act with respect to the Combination.

The Russian Law on Protection of Competition requires an application for the consent of the Federal Antimonopoly Service of the Russian Federation in connection with the Combination. Once all required documents and information have been provided, there is a 30 calendar-day initial (phase I) investigation period. At its discretion, the Federal Antimonopoly Service may extend the review period by up to two months for an in-depth (phase II) investigation. McDermott filed an application for the consent of the Russian Federal Antimonopoly Service on February 5, 2018. On March 13, 2018, the Federal Antimonopoly Service of the Russian Federation provided clearance with respect to the Combination.

Under the terms of the Business Combination Agreement, McDermott and CB&I have agreed to use (and cause their respective subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions, and do promptly or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Combination and the other transactions contemplated by the Business Combination Agreement as promptly as practicable, including actions to obtain any necessary or advisable consents or approvals from third parties or governmental authorities. The McDermott entities that are parties to the Business Combination Agreement have also agreed to take all such action as may be necessary to resolve such objections, if any, that any governmental antitrust entity may assert under applicable antitrust law with respect to the transactions contemplated by the Business Combination Agreement, and to avoid or eliminate, and minimize the impact of, each impediment under antitrust law that may be asserted by any governmental antitrust entity with respect to the Combination to enable the Combination to occur as soon as reasonably possible, and in no event later than June 18, 2018, or a later date if the Termination Date (as defined below) has been extended. However, the Business Combination Agreement does not require any party to take any action with respect to any of the assets, businesses or product lines of McDermott, CB&I or any of their respective subsidiaries if such action, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (as defined in the Business Combination Agreement) on the business, assets, results of operations or financial condition of McDermott, CB&I and their respective subsidiaries, taken as a whole. If requested by McDermott, CB&I will agree to take any action necessary to facilitate the closing, provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Combination. McDermott also has the obligation to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Business Combination Agreement or the consummation of the transactions contemplated by the Business Combination Agreement. If the Combination has not occurred on or before the Termination Date due to the failure to obtain regulatory clearances, or if an order, decree or ruling in the United States, the Republic of Panama, Russia or the Netherlands permanently prohibits the Exchange Offer or any of the Core Transactions, the Business Combination Agreement may be terminated.

The “Termination Date” is June 18, 2018, provided that if all of the conditions to closing of the Combination, other than those pertaining to (1) the expiration of the waiting period under the HSR Act or approval from the Russian Federal Antimonopoly Service or (2) any order or injunction prohibiting the Combination under antitrust laws, have been satisfied or waived (except for those conditions that by their nature are to be satisfied at closing), then the Termination Date may be extended at the option of either McDermott or CB&I, by no more than three months per extension, to a date not later than December 18, 2018.

There can be no assurance that the Combination will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome would be. The Antitrust Division, the FTC, any U.S. state and other applicable U.S. or non-U.S. regulatory bodies may challenge the Combination on antitrust or competition grounds at any time, including after the expiration or termination of the waiting period under the HSR Act or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the Combination, any such party could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the Combination or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust or competition laws under certain circumstances.

Other Regulatory Procedures

The Combination may be subject to various regulatory requirements of other municipal, state and federal, domestic or foreign governmental agencies and authorities, including those relating to the offer and sale of securities. McDermott and CB&I are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the Combination.

Certain Shareholder Approvals Required in Connection with the Combination

CB&I Shareholder Approval

Under the Business Combination Agreement, CB&I is required to hold a special general meeting (the “CB&I Special General Meeting”) where CB&I shareholders will be provided with information regarding the Exchange Offer and will be asked to vote on:

•	a resolution providing for an amendment to CB&I’s amended and restated articles of association as set forth in Annex G of the Registration Statement to remove the supermajority voting requirement for certain resolutions when any person, alone or together with a group, holds more than fifteen percent (15%) of the outstanding share capital of CB&I (the “Articles Amendment Resolution”).

•	a resolution to enter into and effectuate the Merger in accordance with the Merger Proposal (as defined in the Business Combination Agreement) (the “Merger Resolution”).

•	(a) a resolution to approve the acquisition by certain subsidiaries of McDermott of the equity of certain CB&I subsidiaries that own CB&I’s technology business for cash (to the extent required by law), and (b) a resolution to approve the sale by Comet I B.V., a direct wholly owned subsidiary of CB&I, of all of the issued and outstanding shares in the capital of Comet II B.V. to McDermott Technology, B.V., a wholly owned subsidiary of McDermott (or its designee) (together, the “Sale Resolutions”).

•	a resolution to, effective as of the Share Sale Effective Time, (a) approve the dissolution of Comet I B.V., (b) approve the appointment of Stichting Vereffening Chicago Bridge & Iron Company as liquidator of Comet I B.V. and (c) approve the appointment of (an affiliate of) McDermott Technology, B.V. as the custodian of the books and records of Comet I B.V. in accordance with Section 2:24 of the Dutch Civil Code (the “Liquidation Resolutions”).

•	a resolution to, effective as of the Exchange Offer Effective Time, grant full and final discharge to each member of the CB&I Supervisory Board and the CB&I Management Board (together, the “CB&I Boards”) for his or her acts of supervision or management, as applicable, up to the date of the CB&I Special General Meeting (the “Discharge Resolutions”).

•	a proposal to approve, by non-binding advisory vote, the compensation that may become or has become payable to CB&I’s named executive officers in connection with the Combination (the “Compensation Resolution”).

The Articles Amendment Resolution, the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions, the Discharge Resolutions and the Compensation Resolution are collectively referred to in this document as the

“CB&I Shareholder Proposals.” The approvals of the Merger Resolution, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions are collectively referred to in this document as the “CB&I Shareholder Approval.”

The CB&I Special General Meeting will be held on the date specified in CB&I’s definitive proxy statement with respect to the CB&I Special General Meeting filed with the SEC on March 29, 2018. CB&I shareholders who hold shares of CB&I Common Stock on the record date specified in CB&I’s definitive proxy statement with respect to the CB&I Special General Meeting are entitled to vote on the CB&I Shareholder Proposals and receive CB&I’s definitive proxy statement.

McDermott Stockholder Approval

Under the Business Combination Agreement, McDermott is required to hold a special meeting (the “McDermott Special Meeting”) where McDermott stockholders will be requested to vote on:

•	a proposed resolution providing for an amendment to the McDermott amended and restated articles of incorporation (the “McDermott Articles”) (1) to effect a 3-to-1 reverse stock split of the McDermott Common Stock and (2) to decrease the authorized shares of McDermott Common Stock to 255,000,000 shares (the “McDermott Reverse Stock Split Articles Amendment Resolution”);

•	a proposed resolution providing for an amendment to the McDermott Articles to increase the authorized shares of McDermott Common Stock to 765,000,000 shares (the “McDermott Authorized Capital Articles Amendment Resolution”); provided that, if adopted, the McDermott Authorized Capital Articles Amendment Resolution will only become effective if the McDermott Reverse Stock Split Articles Amendment Resolution is not adopted at the McDermott Special Meeting (the effectiveness of either the McDermott Authorized Capital Articles Amendment Resolution or the McDermott Stock Split Articles Amendment Resolution, the “McDermott Articles Amendment”);

•	a proposal to issue shares of McDermott Common Stock in connection with the Exchange Offer and the Core Transactions, including the issuance pursuant to the Exchangeable Note (the “McDermott Stock Issuance”); and

•	a proposal to approve the adjournment of the McDermott Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the McDermott Stock Issuance and either the McDermott Reverse Stock Split Articles Amendment Resolution or the McDermott Authorized Capital Articles Amendment Resolution (the “McDermott Meeting Adjournment”).

The approvals of the McDermott Stock Issuance proposal and either the McDermott Reverse Stock Split Articles Amendment Resolution or the McDermott Authorized Capital Articles Amendment Resolution are collectively referred to in this document as the “McDermott Stockholder Approval.”

(c)	Annual Report on Form 10-K

For additional information regarding the business and financial results of CB&I, please see CB&I’s Annual Report on Form 10- K for the fiscal year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by the Annual Report on Form 10-K/A, filed with the SEC on March 22, 2018.

(d)	Certain McDermott and CB&I Forward-Looking Financial Information

Certain Forward-Looking Financial Information Prepared by McDermott

McDermott does not, as a matter of course, make public forward-looking financial information as to future revenues, earnings, or other results, other than providing estimated ranges of expected earnings and earnings growth as disclosed in regular press releases and investor materials. However, for internal purposes and in connection with the process leading to the Business Combination Agreement, the management of McDermott prepared certain projections of future financial and operating performance of McDermott for the years 2018 through 2022 and a forecast for CB&I for the years 2021 and 2022, based on an extrapolation of the projections prepared by CB&I (the “McDermott Forward-Looking Financial Information”). The McDermott Forward-Looking Financial Information related to McDermott was prepared separately from the McDermott Forward-Looking Financial Information related to CB&I and is not intended to be added together. Adding the two companies’ forward-looking financial information together would not represent the results the combined business would achieve if the Combination is completed. The McDermott Forward-Looking Financial Information was included in this document because McDermott provided such projections to CB&I and to McDermott’s and CB&I’s respective financial advisors in connection with the Business Combination Agreement discussions, or such projections were otherwise relevant to the McDermott Board in evaluating the Combination. However, the McDermott Forward-Looking Financial Information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the McDermott Forward-Looking Financial Information.

The estimates and assumptions underlying the McDermott Forward-Looking Financial Information are inherently uncertain and, though considered reasonable by the management of McDermott, as of the date of the preparation of such McDermott Forward-Looking Financial Information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the McDermott Forward-Looking Financial Information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Exchange Offer Prospectus and risks identified in other public filings made by McDermott with the SEC. Accordingly, there can be no assurance that the McDermott Forward-Looking Financial Information will be indicative of the future performance of McDermott or CB&I or that actual results will not differ materially from those presented in the McDermott Forward-Looking Financial Information. Inclusion of the McDermott Forward-Looking Financial Information in this document should not be regarded as a representation by any person that the results contained in the McDermott Forward-Looking Financial Information will be achieved. The McDermott Forward-Looking Financial Information should not be relied upon as indicative of future results, and readers of this document are cautioned not to place undue reliance on this information. Further, the inclusion of the McDermott Forward-Looking Financial Information does not constitute an admission or representation by McDermott that this information is material.

Except as may be required by applicable law, McDermott does not intend to update or otherwise revise the McDermott Forward-Looking Financial Information to reflect circumstances existing since the preparation of such McDermott Forward-Looking Financial Information or to reflect the occurrence of unanticipated events, including in the event that any of the underlying assumptions prove to be in error. Furthermore, McDermott does not intend to update or revise the McDermott Forward-Looking Financial Information in this document to reflect changes in general economic or industry conditions.

The McDermott Forward-Looking Financial Information provided by McDermott is not included in this document to induce any stockholder of McDermott or shareholder of CB&I to vote in favor of the proposals at either the McDermott Special Meeting or the CB&I Special General Meeting.

Neither McDermott’s nor CB&I’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the McDermott Forward-Looking Financial Information contained in this document, nor have they expressed any opinion or any other form of assurance on such McDermott Forward-Looking Financial Information or its achievability, and assume no responsibility for, and disclaim any association with, such McDermott Forward-Looking Financial Information.

(in millions)	McDermott Forward-Looking Financial Information
	2018E	2019E	2020E	2021E	2022E
Revenue	$3,010	$3,700	$4,883	$4,889	$5,663
EBITDA[1]	313	313	517	534	652
Free Cash Flow[2]	226	109	247	176	277

	McDermott Projections of CB&I Forward-Looking Financial Information
				2021E	2022E
Revenue				$6,899	$7,069
EBITDA[1]				744	777

(1)	EBITDA, a non-GAAP measure, is defined as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. EBITDA is widely used by investors for valuation and comparing financial performance with the performance of other companies in the industry. McDermott management also uses EBITDA to monitor and compare the financial performance of its operations. EBITDA does not give effect to the cash that must be used to service debt or pay income taxes, and thus does not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, current presentation of EBITDA may not be comparable to similarly titled measures in other companies’ reports. EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.
(2)	Free Cash Flow, a non-GAAP measure, is defined as operating cash flows less capital expenditures plus proceeds from disposal of assets but not including proceeds from disposition of principal business units. In this context, Free Cash Flow was used by management of McDermott to provide additional information with respect to available cash and liquidity. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

Using the McDermott Forward-Looking Financial Information and other information provided by McDermott’s management, as approved for Goldman Sachs and Greenhill’s use by McDermott’s management, Goldman Sachs and Greenhill also calculated estimates of unlevered free cash flows for McDermott for the periods Q4 2017 through 2022 equal to (in millions) $(28), $286, $147, $290, $262 and $363, respectively.

The McDermott Forward-Looking Financial Information is included in this document solely because it was made available, in whole or in part, to the McDermott Board, the CB&I Management, the CB&I Supervisory Board and McDermott’s financial advisors, Goldman Sachs and Greenhill, in connection with their respective evaluations of the Combination. The McDermott Forward-Looking Financial Information was not prepared with a view toward public disclosure, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information, and does not reflect McDermott’s current outlook.

The McDermott Forward-Looking Financial Information also does not reflect the adoption of ASU 2014-09, Revenue from Contracts with Customers (ASC 606). McDermott adopted the new standard on January 1, 2018 using the modified retrospective approach, applying the new standard only to those contracts that are not substantially complete on the date of initial application. McDermott is currently finalizing its assessment of the impact of this ASU and the amendments on its future Consolidated Financial Statements and related disclosures. The adoption of ASC 606 resulted in the following changes to McDermott’s revenue recognition policy:

•

Unlike in the McDermott Forward-Looking Financial Information, McDermott now measures transfer of control utilizing an input method to measure progress for individual contracts or combinations of contracts based on the total cost of materials, labor, equipment and vessel operating costs and other costs incurred as applicable to each contract. Prior to the adoption of ASC Topic 606, certain costs, such as significant costs for materials and third-party subcontractors, were excluded from McDermott’s cost-to-cost method of measuring progress for revenue recognition, which resulted in the recognition of an asset related to cost incurred in excess of cost recognized.

•	Unlike in the McDermott Forward-Looking Financial Information, variable consideration, including change orders, claims, bonus, incentive fees and liquidated damages or penalties are included in McDermott’s estimated contract revenue at the most likely amount to which McDermott expects to be entitled. McDermott includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Prior to the adoption of ASC Topic 606, in certain circumstances McDermott’s estimated contract revenue was limited to amounts equal to costs expected to be incurred.

Certain Forward-Looking Financial Information Prepared by CB&I

CB&I does not, as a matter of course, make public forward-looking financial information as to future performance, revenues, earnings, or other results, other than providing estimated ranges of expected earnings and earnings growth for periods no longer than four quarters as disclosed in regular press releases and investor materials. However, for internal purposes and in connection with the process leading to the Business Combination Agreement, the management of CB&I prepared certain projections of future financial and operating performance of CB&I for the years 2018 through 2022 (the “CB&I Forward-Looking Financial Information”).

The CB&I Forward-Looking Financial Information were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. GAAP. CB&I provided the CB&I Forward-Looking Financial Information to its financial advisor in connection with the Business Combination Agreement discussions. In addition, CB&I provided the revenue and adjusted EBITDA amounts for 2017 through 2020 included in the CB&I Forward-Looking Financial Information to McDermott and its financial advisors. The inclusion of the CB&I Forward-Looking Financial Information should not be regarded as an indication that the CB&I Boards, CB&I, the McDermott Board, McDermott, or any of their respective financial advisors considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the forward-looking financial information. The summary of the CB&I Forward-Looking Financial Information is not being included in this document to influence the decision of CB&I shareholders whether to vote for the proposals on the agenda at the CB&I Special General Meeting, but is being provided to give McDermott stockholders access to certain nonpublic information provided to the CB&I Boards, CB&I’s financial advisor, the McDermott Board and McDermott’s financial advisor for purposes of considering and evaluating the Combination.

The CB&I Forward-Looking Financial Information is based on numerous estimates and assumptions that are inherently uncertain and, though considered reasonable by the management of CB&I as of the date of the preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the CB&I Forward-Looking Financial Information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Exchange Offer Prospectus and risks identified in other public filings made by CB&I with the SEC. Accordingly, there can be no assurance that the CB&I Forward-Looking Financial Information will be indicative of the future performance of CB&I or that actual results will not differ materially from those presented in the CB&I Forward-Looking Financial Information. Inclusion of the CB&I Forward-Looking Financial Information in this document should not be regarded as a representation by any person that the results contained in the CB&I Forward-Looking Financial Information will be achieved. The CB&I Forward-Looking Financial Information should not be relied upon as indicative of future results, and readers of this document are cautioned not to place undue reliance on the CB&I Forward-Looking Financial Information. Further, the inclusion of the CB&I Forward-Looking Financial Information does not constitute an admission or representation by McDermott that this information is material and CB&I has made no representation to McDermott, in the Business Combination Agreement or otherwise, concerning the McDermott Forward-Looking Financial Information.

Except as may be required by applicable law, CB&I does not intend to update or otherwise revise the CB&I Forward-Looking Financial Information to reflect circumstances existing since the preparation of the CB&I Forward-Looking Financial Information or to reflect the occurrence of unanticipated events, including in the event that any of the underlying assumptions prove to be in error. Furthermore, CB&I does not intend to update or revise the CB&I Forward-Looking Financial Information in this document to reflect changes in general economic or industry conditions.

Neither CB&I’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the CB&I Forward-Looking Financial Information contained in this document, nor have they expressed any opinion or any other form of assurance on the CB&I Forward-Looking Financial Information or its achievability, and assume no responsibility for, and disclaim any association with, the CB&I Forward-Looking Financial Information.

The CB&I Forward-Looking Financial Information was prepared separately from the McDermott Forward-Looking Financial Information and the McDermott Forward-Looking Financial Information and CB&I Forward-Looking Financial Information are not intended to be added together. Adding the McDermott Forward-Looking Financial Information and the CB&I Forward-Looking Financial Information together would not represent the results the combined business would achieve if the Combination is completed.

(in millions)	CB&I Forward-Looking Financial Information
	2017E	2018E	2019E	2020E	2021E	2022E
Revenue	$6,847	$6,986	$6,063	$6,600	$6,798	$7,002
Adjusted EBITDA[1]	574	558	555	694	715	736
Unlevered Free Cash Flow[2]	*	(89)	269	483	482	496

(1)	Adjusted EBITDA, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization, and was calculated treating stock-based compensation as an expense and adjusted for the estimated value of net income attributable to non-controlling interests, the exclusion of the Capital Services business and certain project charges incurred in 2017. In addition, current presentation of EBITDA may not be comparable to similarly titled measures in other companies’ reports. EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.
(2)	Unlevered Free Cash Flow, a non-GAAP measure, is defined as Adjusted Income From Operations less provision for income taxes (excluding the impact of net operating loss carryforwards) plus depreciation and amortization minus the increase in net working capital or plus the decrease in net working capital minus capital expenditures and adjusted for the cash flow impact from equity investment earnings and certain other items. Adjusted Income From Operations, a non-GAAP measure, is defined as Adjusted EBITDA less depreciation and amortization. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Unlevered Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.
*	2017E Unlevered Free Cash Flow was not included in the CB&I Forward-Looking Financial Information.

(e)	Quantification of Potential Payments to the CB&I NEOs in Connection with the Offer

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that are based on or otherwise relate to the Offer that may become payable to each of the CB&I NEOs. Please see the previous sections herein for further information regarding this compensation.

Combination Related Compensation for CB&I’s Named Executive Officers

The table below sets forth for each of the CB&I NEOs estimates of the amounts of compensation that are based on or otherwise relate to the Combination. Certain payments and benefits will or may become payable on a qualifying termination of employment following the Combination (i.e., on a “double-trigger” basis). Certain other benefits were paid on the Change in Control Date or will become payable upon the occurrence of the closing of the Combination (i.e., on a “single-trigger” basis).

Messrs. Asherman, Scorsone and Ray were each named executive officers for purposes of CB&I’s 2017 proxy statement but each such individual terminated employment with CB&I during fiscal year 2017. Messrs. Asherman, Scorsone and Ray will not receive any additional severance or enhanced benefits in connection with the Combination, and thus they have been excluded from the table below. Messrs. Asherman and Scorsone hold outstanding, unvested CB&I Performance Share Awards that will be treated as described under “Treatment of Equity Awards” upon the closing of the Combination. The estimated aggregate value of the vesting of the CB&I Performance Share Awards held by Messrs. Asherman and Scorsone is $4,688,733.

The amounts shown are, unless otherwise noted, calculated based on the following assumptions and the assumptions noted in the footnotes below, which may or may not actually occur. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a CB&I NEO may differ materially from the amounts shown in the following table.

The potential payments quantified below are, unless otherwise noted, based on the following assumptions:

•	the effective time of the Combination is March 19, 2018, solely for purposes of this compensation-related disclosure;

•	the executive officers are terminated without “cause” or resign for “good reason,” in either case immediately following the assumed effective time of the Combination;

•	the Exchange Offer Ratio is 2.47221 and the McDermott Reverse Stock Split does not occur prior to the effective time of the Combination;

•	the relevant price per share of McDermott Common Stock is $6.70, which equals the average closing price of a share of McDermott Common Stock over the five business day period following the first public announcement of the Combination on December 18, 2017 and is the assumed price solely for purposes of this compensation-related disclosure; and

•	the relevant price per share of CB&I Common Stock on December 18, 2017 is $17.92, which was the closing price of a share of CB&I Common Stock on such date.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Patrick K. Mullen Chief Executive Officer	9,562,457	11,378,193	545,080	—	21,845,730
Michael S. Taff Executive Vice President and Chief Financial Officer	4,902,693	6,629,110	202,801	—	11,734,604
James W. Sabin Executive Vice President of Global Operations Services	3345,026	2,114,745	158,594	—	5,618,365
Duncan N. Wigney Executive Vice President of Engineering and Construction	3,484,549	1,940,521	150,005	—	5,575,075
Daniel M. McCarthy Executive Vice President of Technology	4,401,108	4,254,993	270,735	—	8,926,836

(1)	Cash. Pursuant to the change-in-control agreement, each CB&I NEO is eligible to receive a target bonus for the year in which the Change-in-Control Date occurred, paid in two installments: (1) a prorated target bonus was paid on the Change-in-Control Date and (2) the remaining portion of the target bonus was paid in March 2018. The amount of each CB&I NEO’s 2017 target bonus is reflected in the table above: Mr. Mullen—$1,430,000, Mr. Taff—$633,141, Mr. Sabin—$431,982, Mr. Wigney—$450,000, and Mr. McCarthy—$575,667. Each of the target bonuses is a “single-trigger” benefit contingent upon the occurrence of a change in control.

The cash severance payable to each CB&I NEO is a “double-trigger” benefit contingent upon a termination without cause or resignation with good reason during the three years following the Change-in-Control Date, and consists of the following components: (a) a prorated bonus for the year of termination, based on the greater of actual performance through the date of the termination and target performance and (b) a lump sum cash payment equal to three times the sum of the executive officer’s base salary and target bonus.

Named Executive Officer	Prorated Bonus ($)	Cash Severance Payment ($)
Mr. Mullen	314,757	7,817,700
Mr. Taff	139,360	4,130,192
Mr. Sabin	95,083	2,817,960
Mr. Wigney	99,049	2,935,500
Mr. McCarthy	124,864	3,700,577

For further details regarding the cash payments, please see “CB&I Change-in-Control Agreements” above.

(2)

Equity. On the Change-in-Control Date, each CB&I NEO fully vested in his outstanding, unvested CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards. The vested CB&I Performance Share Awards will be settled in cash upon the closing of the Combination and the vested CB&I Restricted Stock Unit Awards held by Mr. McCarthy (but not the other CB&I NEOs) will be settled in shares of McDermott Common Stock upon the closing of the Combination. The vesting of outstanding, unvested equity awards was a “single-trigger” benefit triggered on the Change-in-Control Date. The amounts in the table below reflect the value of unvested CB&I Options held by Mr. Wigney and unvested CB&I Restricted Stock Unit Awards held by each CB&I NEO other than Mr. McCarthy that vested as of the Change-in-Control Date, the estimated value of CB&I Performance Share Awards that vested on the Change-in-Control Date, which will be canceled in exchange for cash upon the closing of the Combination, as of the Closing Date, and the value of CB&I Restricted Stock Unit Awards held by Mr. McCarthy that vested on the Change-in-Control Date, which will be canceled in exchange for shares of McDermott Common Stock upon the closing of the Combination. The amounts below also include $5,832,322, $2,362,545, $908,955, $1,121,602 and $1,991,980 in respect of an annual CB&I Restricted Stock Unit

Award anticipated to be granted to Messrs. Mullen, Taff, Sabin, Wigney and McCarthy, respectively, in February 2018, the vesting of which would accelerate upon a termination without cause or for good reason. The vesting of CB&I Restricted Stock Unit Awards granted in February 2018 is a “double-trigger” benefit contingent upon the consummation of the Combination followed by a termination of employment without cause or for good reason. Only Mr. Wigney held unvested CB&I Options as of the Change-in-Control Date. All of Mr. Wigney’s CB&I Options that vested on such date are out-of-the-money.

Named Executive Officer	CB&I Options ($)	CB&I Restricted Stock Unit Awards ($)	CB&I Performance Share Awards ($)
Mr. Mullen	—	9,804,963	1,573,230
Mr. Taff	—	5,162,832	1,466,278
Mr. Sabin	—	1,540,080	574,665
Mr. Wigney	—	1,499,427	441,094
Mr. McCarthy	—	2,989,419	1,265,574

For further details regarding the CB&I Options, CB&I Restricted Stock Unit Awards and CB&I Performance Share Awards, please see the sections entitled “Item 3 - CB&I Change-in-Control Agreements” beginning on page 7, “Item 3 - CB&I Equity Awards” beginning on page 9 and the section entitled “Item 2 - Treatment of Equity Awards” beginning on page 5.

(3)	Perquisites/Benefits. The CB&I NEOs are entitled to the following “double-trigger” benefits upon a termination without cause or resignation with good reason during the three years following the Change–in-Control Date: (a) continued welfare benefits until the third anniversary of the termination date, (b) reimbursement of outplacement costs, in an amount not to exceed 20% of the executive officer’s base salary, and (c) solely for Messrs. Mullen and McCarthy, family medical benefits until the later of the executive officer’s death or the death of the executive officer’s spouse (on terms and costs similar to active peer employees until the executive officer turns age 65 and on terms and costs similar to retired peer employees thereafter). For further details regarding the welfare and outplacement benefits, please see the section entitled “Item 3 - CB&I Change-in-Control Agreements.”

Named Executive Officer	Welfare Benefits ($)	Outplacement Benefits ($)
Mr. Mullen	318,480	226,600
Mr. Taff	57,882	144,919
Mr. Sabin	59,718	98,876
Mr. Wigney	47,005	103,000
Mr. McCarthy	140,890	129,845

(4)	Tax Reimbursement. If Mr. McCarthy is subject to the 20% excise tax under Section 4999 of the Internal Revenue Code, he is eligible to receive a gross-up payment to cover the amount of such taxes pursuant to the terms of his existing change-in-control agreement. Mr. McCarthy is not expected to be subject to the excise tax under Section 4999 of the tax code, although estimated excise tax reimbursements are subject to change based on the actual effective time, date of termination of employment (if any) of the executive officer, interest rates then in effect, and certain other assumptions used in the calculations. The gross-up is a “single-trigger” benefit contingent upon the occurrence of the closing of the Combination. For further details regarding the tax gross up, please see the section entitled “Item 3 - CB&I Change in Control Agreements.”

(f)	Forward-Looking Statements

CB&I cautions that statements in this Schedule 14D-9 which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined business. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, and other anticipated financial impacts of the

Combination; future financial and operating results of the combined business; and the combined business’ plans, objectives, expectations and intentions with respect to future operations and services. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the approvals necessary to complete the anticipated combination on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the anticipated combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2017 and subsequent quarterly reports on Form 10-Q. This Schedule 14D-9 reflects the views of McDermott’s management and CB&I’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.

(g)	Additional Information and Where to Find It; Participants in the Solicitation

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott has filed a Registration Statement on Form S-4 with the SEC, that includes (1) a joint proxy statement of McDermott and CB&I, which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Bidco to be used in connection with McDermott Bidco’s offer to acquire CB&I shares. The Registration Statement was declared effective by the SEC on March 29, 2018, and McDermott and CB&I will commence mailing the definitive proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I on or about March 30, 2018. McDermott and McDermott Bidco have filed a Tender Offer Statement on Schedule TO with the SEC and CB&I has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document commenced on March 29, 2018. The solicitation and offer to purchase shares of CB&I common stock is only being made pursuant to the Schedule TO and related offer to purchase.

This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I have filed or may file with the SEC and send to McDermott’s stockholders and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH

RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s stockholders and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2017, as amended by the McDermott Annual Report on Form 10-K/A, filed with the SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2017, as amended by the CB&I Annual Report on Form 10-K/A, filed with the SEC on March 22, 2018. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Exchange Offer Prospectus, dated January 24, 2018 (incorporated by reference to the Registration Statement, filed by McDermott International, Inc. and Comet I B.V. on January 24, 2018).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed by McDermott International, Inc. on March 29, 2018).

(a)(1)(C)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by McDermott International, Inc. on March 29, 2018).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by McDermott International, Inc. on March 29, 2018).

(a)(1)(E)	Notice of Withdrawal of CB&I Common Stock (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed by McDermott International, Inc. on March 29, 2018).

(a)(1)(F)	Letter to CB&I 401(k) Plan Participants (incorporated by reference to Exhibit 99.13 of Exhibit (a)(1)(v) of the Schedule TO filed by McDermott International, Inc. on March 29, 2018).

(a)(1)(G)	Letter to Lutech Resources Savings Plan Participants (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed by McDermott International, Inc. on March 29, 2018).

(a)(5)(A)	Joint Press Release issued by McDermott International, Inc. and Chicago Bridge & Iron Company, N.V. dated December 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Chicago Bridge & Iron Company N.V. with the SEC on December 18, 2017).

(a)(5)(B)	Joint Investor Presentation, dated December 18, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8- K filed by Chicago Bridge & Iron Company N.V. with the SEC on December 18, 2017).

(a)(5)(C)	Transcript of Joint Investor Conference Call held by Chicago Bridge & Iron Company N.V. and McDermott International Inc. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(D)	Webpage made available on Chicago Bridge & Iron Company N.V.’s website on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(E)	Letter to Suppliers and Partners, distributed by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(F)	Letter to Customers, distributed by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(G)	Intranet page made available on Chicago Bridge & Iron Company N.V.’s website on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(H)	Partner and Key Supplier and Messaging and Talking Points, distributed by Chicago Bridge & Iron Company N.V. to certain employees on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

Exhibit No.	Description

(a)(5)(I)	Social Media Posts, published by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(J)	Letter to Partners, distributed by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(K)	Employee Messaging and Talking Points, distributed by Chicago Bridge & Iron Company N.V. to certain employees on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(L)	Customer Messaging and Talking Points, distributed by Chicago Bridge & Iron Company N.V. to certain employees on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(M)	Script of Employee Video, distributed by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(N)	Letter to Employees, distributed by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(O)	Employee FAQs, distributed by Chicago Bridge & Iron Company N.V. on December 18, 2017 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on December 19, 2017).

(a)(5)(P)	Updated Investor Presentation, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott International, Inc. with the SEC on January 8, 2018).

(a)(5)(Q)	Joint Press Release issued by McDermott International, Inc. and Chicago Bridge & Iron Company N.V., dated January 25, 2018 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on January 26, 2018).

(a)(5)(R)	Integration communication to employees by David Dickson (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on January 30, 2018).

(a)(5)(S)	English translation of Dutch newspaper advertisement (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on February 2, 2018).

(a)(5)(T)	Integration Planning Update (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on February 6, 2018).

(a)(5)(U)	Communication to employees by David Dickson (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on February 27, 2018).

(a)(5)(V)	Organizational Leadership Announcement (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on March 13, 2018).

(a)(5)(W)	Integration Planning Update (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on March 13, 2018).

(a)(5)(X)	Joint Press Release issued by McDermott International, Inc. and Chicago Bridge & Iron Company N.V., dated March 14, 2018 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on March 14, 2018).

Exhibit No.	Description

(a)(5)(Y)	Updated Investor Presentation, dated March 22, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott International, Inc. with the SEC on March 22, 2018).

(a)(5)(Z)	Joint Press Release issued by McDermott International, Inc. and Chicago Bridge & Iron Company N.V., dated March 29, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott International, Inc., with the SEC on March 29, 2018).

(e)(1)	Business Combination Agreement, dated December 18, 2017, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V., CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Chicago Bridge & Iron Company, N.V. with the United States Securities and Exchange Commission on December 20, 2017).

(e)(2)	Amendment No. 1 to Business Combination Agreement and Partial Assignment and Assumption of Business Combination Agreement, dated January 24, 2018, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (2), B.V., McDermott Technology (3), B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V., CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott International, Inc. with the SEC on January 24, 2018).

(g)	Not applicable.

*	Filed Herewith
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CB&I hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that CB&I may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, for any schedules so furnished.

Annex A Opinion of Centerview Partners LLC, dated December 17, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2018	CHICAGO BRIDGE & IRON COMPANY N.V., by CHICAGO BRIDGE & IRON COMPANY B.V., its managing director

	By:	/s/ Michael S. Taff
	Name:	Michael S. Taff
	Title:	Director

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

December 17, 2017

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77380

The Management Board and the Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value €0.01 per share (the “Comet Common Stock”) (other than Excluded Shares (as defined below)), of Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Comet”), of the Exchange Offer Ratio (as defined below) provided for pursuant to the Business Combination Agreement (the “Agreement”) proposed to be entered into by and among McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“Moon”), McDermott Technology, B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Moon (“Moon Bidco”), the other Moon Parties (the “Moon Acquirors”), each of which is a wholly owned subsidiary of Moon, Comet, Comet I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Comet Newco (“Comet Newco Sub”), and the CT Sellers, each of which is an indirect wholly owned subsidiary of Comet. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Agreement.

The Agreement provides that:

(i)

Moon Bidco shall make an offer (the “Exchange Offer”) to purchase any and all of the issued and outstanding shares of Comet Common Stock in exchange for the right to receive a number of shares of common stock, par value $1.00 per share (the “Moon Common Stock”), of Moon equal to either 0.82407 for each share of Comet Common Stock, assuming Moon effects a three-to-one reverse stock split prior to the Effective Time pursuant to the Agreement, or 2.47221 for each share of Comet Common Stock, if Moon does not effect a three-to-one reverse stock split prior to the Effective Time pursuant to the Agreement (the “Exchange Offer Ratio”); and

(ii)

prior to the acceptance of shares of Comet Common Stock validly tendered (and not properly withdrawn) in the Exchange Offer, the CT Sellers will sell the CT Entities to the Moon Acquirors (the “Comet Technology Acquisition”), and use the proceeds therefrom for the payment of the Existing Comet Debt and promptly following the Effective Time:

(A)

Comet will merge with and into Comet Newco Sub, with Comet as the disappearing entity, whereby Comet Newco will allot shares in its capital to each holder of shares of Comet Common Stock, as a consequence of which each holder of shares of Comet Common Stock would hold a number of shares in the capital of Comet Newco equal to the number of shares of Comet Common Stock held by such holder of shares of Comet Common Stock immediately prior to the completion of the merger (the “Merger”);

(B)	Comet Newco will sell all of the issued and outstanding shares in the capital of Comet Newco Sub to Moon Bidco or its designated nominee in exchange for an Exchangeable Note (the “Share Sale”); and

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

December 17, 2017

(C)

Comet Newco will be dissolved and liquidated, and in connection therewith, the consideration paid in the Share Sale (being the Exchangeable Note, which, other than to the extent any such notes are to be distributed to Moon Bidco or another beneficial owner of shares of Comet Newco Sub that is a controlled Affiliate of Moon, shall have been automatically and mandatorily exchanged for shares of Moon Common Stock) and all other assets held by Comet Newco will be distributed to the shareholders of Comet Newco, such that each shareholder of Comet Newco shall receive shares of Moon Common Stock (with respect to shareholders of Comet Newco other than Moon Bidco) or a portion of the Exchangeable Note (with respect to Moon Bidco) (collectively with the Exchange Offer, the Comet Technology Acquisition, the Merger and the Share Sale, the “Transaction”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to Comet in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Comet has agreed to reimburse certain of our expenses incurred in connection with or arising out of, and indemnify us against certain liabilities that may arise out of, our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide certain financial advisory services to Comet, including strategic advisory services, and we have received compensation from Comet for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Moon or the other Moon Parties, and we have not received any compensation from any of the Moon Parties. We may provide investment banking and other services to or with respect to the Comet Parties, the Moon Parties or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Comet Parties, the Moon Parties or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 17, 2017 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of Comet for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 and Annual Reports on Form 10-K of Moon for the years ended December 31, 2016, December 31, 2015 and December 31, 2014; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Comet and Moon; (iv) certain publicly available research analyst reports for Comet and Moon; (v) certain other communications from Comet and Moon to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Comet, including certain financial forecasts, analyses and projections relating to Comet prepared by the management of Comet and furnished to us by Comet for purposes of our analysis (the “Comet Forecasts”) (collectively, the “Comet Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Moon, including certain financial forecasts, analyses and projections relating to Moon prepared by management of Moon and furnished to us by Moon for purposes of our analysis (the “Moon Forecasts”) (collectively, the “Moon Internal Data”); and (viii) certain tax and other cost savings and operating synergies projected by the management of Comet and the

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

December 17, 2017

management of Moon to result from the Transaction furnished to us by Comet for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Comet and Moon regarding their assessment of the Comet Internal Data, the Moon Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for Comet and Moon and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Comet Internal Data (including, without limitation, the Comet Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Comet as to the matters covered thereby and, that the Moon Internal Data (including, without limitation, the Moon Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Moon as to the matters covered thereby, and we have relied, at your direction, on the Comet Internal Data, the Moon Internal Data and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Comet Internal Data, the Moon Internal Data, the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Comet, Moon or any other entity, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Comet, Moon or any other entity. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger, the Share Sale and the Liquidation, taken together, will qualify for U.S. federal income tax purposes as one or more reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency, viability or fair value of Comet, Moon or any other entity, or the ability of Comet, Moon or any other such entity to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Comet’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Comet or in which Comet might engage, including, without limitation, a sale of all or a portion of Comet’s technology and engineered products businesses. This

The Management Board and the Supervisory Board

Chicago Bridge & Iron Company N.V.

December 17, 2017

opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of shares of Comet Common Stock (other than shares of Comet Common Stock held by Moon and its affiliates (any such shares, “Excluded Shares”)) of the Exchange Offer Ratio provided for pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Comet or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Comet or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Offer Ratio provided for pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Comet and Moon. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of shares of Moon Common Stock actually will be when issued pursuant to the Transaction or the prices at which the shares of Comet Common Stock or shares of Moon Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Comet or any other person as to how such stockholder or other person should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Management Board and the Supervisory Board of Comet (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Offer Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to the holders of shares of Comet Common Stock (other than Excluded Shares).

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC
CENTERVIEW PARTNERS LLC

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